

BANANA REPUBLIC

bebe

BETSEY JOHNSON

Brooks Brothers



NINE WEST

ALFRED DUNHILL

ANNA SUI

BALMAIN PARIS

BOUCHERON

BURBERRY

JIMMY CHOO

KARL LAGERFELD

LANVIN PARIS

MONT BLANC

NICKEL

Paul Smith

repetto PARIS

S.T. Dupont PARIS

Van Cleef & Arpels

interparfums, inc.

ANNUAL REPORT two thousand twelve 2012

TABLE OF CONTENTS

Financial Highlights 02
Letter to Shareholders 04
The Company 08
The Products 16
The Organization 52

financial Highlights



NET SALES

(In millions)



NET INCOME ATTRIBUTABLE TO INTER PARFUMS, INC.

(In millions)



INTER PARFUMS, INC. STOCKHOLDERS' EQUITY

(In millions)

SELECTED FINANCIAL DATA

The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

(In thousands, except per share data)

	2012[1]	2011	2010	2009	2008
INCOME STATEMENT DATA:					
Net Sales	$654,117	$615,220	$460,411	$409,464	$446,124
Cost of Sales	246,931	231,746	187,501	175,296	191,915
Selling, General and Administrative	325,799	315,698	216,474	187,690	202,264
Operating Income	278,414	66,939	56,436	44,801	51,009
Income Before Taxes	274,765	67,393	53,840	46,348	46,434
Net Income Attributable to the Noncontrolling Interest	45,754	10,646	9,082	7,791	6,357
Net Income Attributable to Inter Parfums, Inc.	131,136	32,303	26,593	22,367	23,765
Net Income Attributable to Inter Parfums, Inc. Common Shareholders' per Share:					
Basic	4.29	1.06	0.88	0.74	0.78
Diluted	4.26	1.05	0.87	0.74	0.77
Average Common Shares Outstanding:					
Basic	30,575	30,515	30,361	30,100	30,621
Diluted	30,716	30,678	30,482	30,121	30,778
Depreciation and Amortization	15,554	13,073	9,188	10,963	9,925
BALANCE SHEET AND OTHER DATA:					
Cash and Cash Equivalents	307,335	35,856	37,548	100,467	42,404
Working Capital	366,680	205,730	183,594	197,663	174,126
Total Assets	759,920	516,034	438,105	419,088	425,137
Short-Term Bank Debt	27,776	11,826	5,250	5,021	13,981
Long-Term Debt (including current portion)	-	4,480	16,129	29,594	41,043
Inter Parfums, Inc. Stockholders' Equity	381,476	252,674	234,976	226,746	204,201
Dividends Declared per Share	0.32	0.32	0.26	0.133	0.133

[1]See information regarding Regulation G on page 55. Operating income includes a gain on termination of license aggregating $198,838. After taxes (tax rate of Interparfums SA is 36.1%) and after allocation to the noncontrolling interest (26.77%), the gain attributable to Inter Parfums, Inc. common shareholders' aggregated $93,044. Therefore, excluding the gain, net income attributable to Inter Parfums, Inc. common shareholders' would have been $38,092 or $1.24 per diluted share.

2012 *letter to our* Shareholders

DEAR FELLOW SHAREHOLDERS,

2012 was an extremely eventful and productive year for Inter Parfums. Major highlights included:

- Another year of record financial results;
- A $198.8 million gain on termination of the Burberry license further infusing our already very strong balance sheet;
- New license agreements with Karl Lagerfeld and Alfred Dunhill;
- Initial distribution of products under the Nine West, Anna Sui and Boucheron brands; and
- Our entry into the travel amenities business.

Before proceeding further, a Burberry discussion is in order. After 19 years as Burberry's fragrance and more recently, cosmetics licensee, Burberry exercised its option to bring those categories in-house effective December 31, 2012. Following a transition agreement that concluded on March 31, 2013, our relationship with the brand officially ended. We look back with pride on having built that business to more than $300 million in sales, for a compound annual growth rate of approximately 25% over the life of our Burberry association. But more importantly, we look forward to the future with confidence believing that we have what it takes to replicate this success with our other brands.

SPECIFICALLY, WE HAVE:

- a balanced and growing portfolio of brands with strong potential;
- a highly effective business model that has proven its success year after year;
- a flexible management organization;
- recognized creative know-how;
- a worldwide distribution network;
- a streamlined operating structure and highly motivated teams;
- an excellent reputation for brand building; and
- a very strong balance sheet.

FINANCIAL OVERVIEW
2012 COMPARED TO 2011

- Net sales rose 6.3% to $654.1 million from $615.2 million; at comparable foreign currency exchange rates, net sales rose 9.4%;
- Sales by European-based operations were $571.8 million,



Jean Madar and Philippe Benacin

up 3.5% from $552.4 million;

- U.S.-based operations generated net sales of $82.3 million, up 31.1% from $62.8 million;
- Gross margin was 62.2%, essentially in-line with 2011;
- S, G & A expense as a percentage of sales was 49.8% compared with 51.3%;
- Backing out the gain on the termination of the Burberry license, our operating margin was 12.2% compared to 10.9%;
- Including the gain on termination of the Burberry license, after taxes and allocation to the noncontrolling interest, net income attributable to Inter Parfums, Inc. was $131.1 million or $4.26 per diluted share.
- Excluding the gain on the termination of our license with Burberry, net income attributable to Inter Parfums, Inc. common shareholders rose 18.1% to $38.1 million from $32.3 million and diluted earnings per share were $1.24 compared to $1.05.

Our business generated cash flows from operating activities of approximately $61 million in 2012. In addition, in December 2012 we received the proceeds from the termination of the Burberry license which aggregated $236 million net of transaction costs and other agreed settlements. We entered 2013 with over $367 million in working capital including approximately $307 million in cash and cash equivalents; and we continue to have no long-term debt. Our financial strength should enable us to execute our growth strategy by creating, producing and distributing new products for our existing brands and by forming strategic alliances with, and/or acquiring, new brands. This strong financial position and expectations for continued growth were among the reasons our Board elected to increase our quarterly cash dividend by 50% to an annual rate of $0.48 per share beginning in 2013.

BUSINESS OVERVIEW

EUROPEAN-BASED OPERATIONS

In our 2011 Letter to Shareholders, we noted that the 2012 top line growth would be primarily spurred by brand extensions and development rather than mega launches. Indeed, momentum from several of our prestige brand launches of 2011 propelled European-based product sales.

Montblanc led the way with brand sales rising 40% as the men's *Legend* line grew its customer base in its second year in distribution. Another 2011 launch, the Jimmy Choo signature scent, lifted brand sales by 30%. The re-release of Boucheron fragrance and the first initiative with *Jaipur Bracelet* in 2012 gained traction as the brand saw sales nearly double, albeit from a relatively small base, in its first full year in our portfolio.

Our legacy scents were also contributors as Lanvin sales rose 5% thanks in great part to the enduring appeal of *Eclat d'Arpège*, a more than 10-year old fragrance, as well as from the launch of the *Jeanne Lanvin Couture* line.

Regarding our new product pipeline, our core brands are poised for a busy 2013 with a full slate of launches underway. These include *Flash* by Jimmy Choo, which debuted in limited distribution early in 2013 and is already exceeding our expectations, as well as *Me* by Lanvin and *RÊVE* from Van Cleef & Arpels. We also have new product introductions planned for Boucheron, Repetto and Paul Smith. Once again, sales will be augmented by a number of brand extensions, flankers and special items for the gift giving holiday season.

In October 2012 we signed a 20-year worldwide license agreement with Karl Lagerfeld B.V. to create, produce and distribute perfumes under the Karl Lagerfeld brand. Karl is one of the world's most talented designers and heads an internationally renowned haute couture fashion house. This is a nice addition to our luxury fashion portfolio and we plan to start fresh with the brand, rather than marketing legacy products, with a new Karl Lagerfeld fragrance in late 2014.



Lanvin *Jeanne Lanvin Couture*

U.S.-BASED OPERATIONS

Our U.S.-based operations posted very strong growth in 2012. The inclusion of Anna Sui fragrances, which became part of our prestige brand portfolio at the beginning of the year, was the most significant contributor to the 31% increase in U.S.-based product sales. In addition, U.S. prestige and specialty retail brand sales continued to benefit from their increasing appeal in international markets. Iconic American names like Gap and Banana Republic have developed a following in Europe including Russia, where we are selling these products to department stores, perfumeries, specialty stores, and travel retail overseas under license and royalty arrangements with the brand owners. Anna Sui has a strong foothold in Asia while bebe is a highly sought after brand in South and Central America.

2013 will also be an active year for our U.S. prestige and specialty retail brands with multiple product launches including the recently introduced *Desire* by bebe, *La Vie de Bohème*, a new blockbuster fragrance from Anna Sui, and Gap *Electric* and *Bright*, flankers to our the *Gap Established 1969* line. Additionally, through our Lanvin brand we have been increasing our penetration into the travel amenities category with a collection of products being gifted to premium class passengers on Air France and China Airlines, and, more recently, Lanvin products have been welcoming guests at Sofitel's more than 120 five star hotels throughout the world.

At the end of 2012 we signed a 10-year license to create, produce and distribute perfumes and fragrance-related products under the Alfred Dunhill Limited ("Dunhill") brand

effective April 3, 2013. Dunhill is a premier British brand with roots dating back to the late 19th century. Inspired by traditional craftsmanship and endowed with a reputation for luxury and elegance across a range of men's products, we will enrich the brand with a major aspirational fragrance family. We will initially market the brand's legacy products, with plans to introduce a new line in 2014. It's worth noting that the Alfred Dunhill brand is owned by Richemont, the parent of the Montblanc and Van Cleef & Arpels brands, two great names that we transformed into successful fragrance enterprises.

We have plans in the works for a number of the brands in our portfolio beyond this year. In addition to Karl Lagerfeld and Dunhill that we mentioned, in 2014, we plan to debut our first new scent for Balmain.

We continually search out compelling new partnerships with significant long-term growth potential. We have historically been successful partnering with brands that have no fragrance and those that have been underserved by their current fragrance licensee. With the recent strengthening of our balance sheet, we are also able to broaden our horizons by acquiring established businesses with meaningful sales and earnings that can benefit from our brand building expertise, corporate infrastructure and distribution capabilities, and provide us with greater scale. With these possibilities in front of us, we look forward to the balance of 2013 and beyond with great enthusiasm.

We want to express our heartfelt thanks to the more than 300 members of Inter Parfums team. The talent and commitment of this hardworking group has made our company the success it has become and will be the force behind our future successes.

Sincerely yours,



Jean Madar
Chairman of the Board
Chief Executive Officer



Philippe Benacin
Vice Chairman of the Board
& President



***Banana Republic** M and W*

the Company



***Gap** Established 1969 Bright and Electric*

WE ARE INTER PARFUMS, INC. WE OPERATE IN THE FRAGRANCE BUSINESS, AND MANUFACTURE, MARKET AND DISTRIBUTE A WIDE ARRAY OF FRAGRANCES AND FRAGRANCE RELATED PRODUCTS. ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE IN MAY 1985 AS JEAN PHILIPPE FRAGRANCES, INC., WE CHANGED OUR NAME TO INTER PARFUMS, INC. IN JULY 1999. WE HAVE ALSO RETAINED OUR BRAND NAME, JEAN PHILIPPE FRAGRANCES, FOR SOME OF OUR MASS MARKET PRODUCTS.

Our worldwide headquarters and the office of our three (3) wholly-owned United States subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640.

Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., and its majority-owned subsidiary, Interparfums SA, maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000. Interparfums SA is the majority owner of three (3) distribution subsidiaries, Inter Parfums Limited, Inter Parfums Gmbh and Inter Parfums srl, covering territories in The United Kingdom, Germany and Italy, respectively, and is the sole owner of two (2) distribution subsidiaries, Inter España Parfums et Cosmetiques, SL, covering the territory of Spain and Interparfums Luxury Brands, Inc., a Delaware corporation, for distribution of prestige brands in the United States. Interparfums SA is also the sole owner of Interparfums (Suisse) SARL, a company formed to hold and manage certain brand names, and Interparfums Singapore Pte., Ltd., an Asian sales and marketing office.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR". The common shares of our subsidiary, Interparfums SA, are traded on the Euronext Exchange.

We maintain our internet website at **www.interparfumsinc.com** which is linked to the Securities and Exchange Commission Edgar database. You can obtain through our web-



Jimmy Choo Flash

site, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, interactive data files, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we have electronically filed them with or furnished them to the SEC.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Prestige fragrance products are produced and marketed by our European operations through our 73% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 27% of Interparfums SA shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 2% of consolidated net sales.

Our business is not capital intensive, and it is important to note that we do not own any manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished product for us and deliver them back to one of our distribution centers.

As with any business, many aspects of our operations are subject to influences outside our control. We discuss in greater detail risk factors relating to our business in Item 1A on Form 10-K for the fiscal year ended December 31, 2012, and the reports that we file from time to time with the Securities and Exchange Commission.

EUROPEAN OPERATIONS

We produce and distribute prestige fragrance products primarily under license agreements with brand owners, and prestige product sales through our European operations represented approximately 87% of net sales for 2012. We have built a portfolio of prestige brands, which include Burberry, Lanvin,

Montblanc, Jimmy Choo, Van Cleef & Arpels, Boucheron, S.T. Dupont, Paul Smith, Balmain, Repetto and Karl Lagerfeld, whose products are distributed in over 100 countries around the world.

Burberry was our most significant license, as sales of Burberry products represented 46%, 50% and 53% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively. As discussed below, Burberry exercised its option to buy-out the license rights effective December 31, 2012. In addition, we entered into a transition agreement that provides for an extension of certain license rights and obligations for an additional three month period ended on March 31, 2013. In addition, we own the Lanvin brand name for our class of trade, and sales of Lanvin product represented 12%, 13% and 15% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are best known, we have had many successful launches. We typically launch new fragrance families for our brands every year or two, with some frequent "seasonal" fragrances introduced as well.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

UNITED STATES OPERATIONS

Prestige brand and specialty retail fragrance and fragrance related products are marketed through our United States operations and represented 13% of sales for the year ended December 31, 2012. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of brands, which include Anna Sui, Alfred Dunhill, Gap, Banana Republic, Brooks Brothers, bebe, Betsey Johnson, Nine West and Lane Bryant. As discussed below, we have entered into a 10-year exclusive worldwide fragrance license to create, produce and distribute perfumes and fragrance-related products under the Alfred Dunhill Limited brand, which commences on April 3, 2013.

BUSINESS STRATEGY

FOCUS ON PRESTIGE BEAUTY BRANDS

Prestige beauty brands are expected to contribute significantly to our growth. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because our company's size enables us to work more closely with them in the product development process as well as our successful track record.

GROW PORTFOLIO BRANDS THROUGH NEW PRODUCT DEVELOPMENT AND MARKETING

We grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every year or two we create a new family of fragrances for each brand in our portfolio. We frequently introduce "seasonal" fragrances





bebe *Wishes & Dreams*

as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity and a highly professional approach to international distribution channels.

CONTINUE TO ADD NEW BRANDS TO OUR PORTFOLIO THROUGH NEW LICENSES OR ACQUISITIONS

Prestige brands are the core of our business and we intend to add new prestige beauty brands to our portfolio. Over the past twenty years, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. In addition, in December 2012, we received the Burberry exit payment of €181 million (approximately $239 million), which we believe should assist us in acquiring new brand licenses or outright acquisitions. However, we cannot assure you that we will be able to enter into any future agreements or acquire brands, assets on terms favorable to us, or if we do, that any such transaction will be successful. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept, development, manufacturing, marketing and distribution.

EXPAND EXISTING PORTFOLIO INTO NEW CATEGORIES

We intend to continue to broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand.



***Montblanc** Legend*

CONTINUE TO BUILD GLOBAL DISTRIBUTION FOOTPRINT

Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model and have formed and are operating joint ventures or distribution subsidiaries in the major markets of the United States, United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Although we may look into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our prestige brands, we must also take into consideration the effect of the termination of the Burberry license. While building a global distribution footprint is part of our long-term strategy, we may need to make certain decisions based on the short-term needs of the business. We believe that in certain markets vertical integration of our distribution network is one of the keys to future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.



Banana Republic Wildblue

BUILD SPECIALTY RETAIL BUSINESS

We believe that specialty retailers are growing their beauty business by partnering with companies like Inter Parfums. In that regard, we now have agreements in place for the following brands, Gap and Banana Republic, Brooks Brothers, bebe, Nine West, Betsey Johnson and Lane Bryant. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. Gap, Banana Republic, Retail Brand Alliance (for Brooks Brothers), bebe Stores, Inc., Nine West and Lane Bryant are innovative specialty retailers which offer a variety of lifestyle merchandise to highly defined customer niches.

In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships with specialty retailers. However, we cannot assure you that we will be able to enter into any similar future arrangements on terms favorable to us, or if we do, that any such arrangements will be successful.

RECENT DEVELOPMENTS

BURBERRY

In December 2011, the Company and Burberry began discussions regarding the potential establishment of a new operating structure for the Burberry fragrance and beauty business. On July 16, 2012, while discussions were still underway, Burberry exercised its option to buy-out the license rights effective December 31, 2012. On July 26, 2012, discussions with Burberry on the creation of a new operating model were discontinued as we were unable to agree on final terms. On October 11, 2012, we entered into a transition agreement that provides for certain license rights and obligations through March 31, 2013. We will continue to operate certain aspects of the business for the brand including product development, testing, and distribution. The transition agreement provides for non-exclusivity for manufacturing, a cap on sales of Burberry products, a reduced advertising requirement and no minimum royalty amounts.

The exit payment of €181 million (approximately $239 million at the December 31, 2012 exchange rate) was made by Burberry to us on December 21, 2012. We have determined that the buy-out of the license was consummated as of December 31, 2012, and therefore the effect of the transaction has been reflected in the consolidated financial statements as of December 31, 2012. On an after tax basis and after allocation to the noncontrolling interests, the gain on termination of license attributable to Inter Parfums, Inc. common shareholders' aggregated $93.0 million.

KARL LAGERFELD

In October 2012, we entered into a 20-year worldwide license agreement to create, produce and distribute perfumes under the Karl Lagerfeld brand. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. In connection with our entry into this license, Interparfums SA has paid a license entry fee to the licensor of €9.6 million (approximately $12.5 million). In addition, Interparfums SA has made an advance royalty payment to the licensor of €9.6 million (approximately $12.5 million). Our first Karl Lagerfeld fragrance launch is planned for 2014.

ALFRED DUNHILL LIMITED

In December 2012, we entered into a 10-year exclusive worldwide license to create, produce and distribute perfumes and fragrance-related products under the Alfred Dunhill Limited ("Dunhill") brand. Our rights under the agreement will com-

mence on April 3, 2013 when we will take over production and distribution of the existing Dunhill fragrance collections. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company agreed to pay an upfront entry fee of $0.9 million for this license which will be paid before the commencement date.

Inter Parfums USA, LLC will take over production and distribution of the existing Alfred Dunhill fragrance collections. Sales of current fragrances are planned for Spring 2013 and a new men's scent is contemplated for 2014.

PRODUCTION AND SUPPLY

THE STAGES OF THE DEVELOPMENT AND PRODUCTION PROCESS FOR ALL FRAGRANCES ARE AS FOLLOWS:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach);
- Concept choice;
- Produce mock-ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.

SUPPLIERS WHO ASSIST US WITH PRODUCT DEVELOPMENT INCLUDE:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Givaudan, Takasago) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige products, approximately 80% of component and production needs are purchased from approximately 50 suppliers out of a total of over 150 active suppliers. The suppliers' accounts for our European operations are primarily settled in euro and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars. The components for our specialty retail products are sourced and our specialty retail products are primarily produced and filled in the United States, and our mass market products are primarily manufactured, produced or filled in the United States or China.

MARKETING AND DISTRIBUTION

PRESTIGE PRODUCTS

Our prestige products are distributed in over 100 countries around the world through a selective distribution network. For the majority of our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors on an exclusive basis for one or more of our name brands. We also distribute our prestige products through a variety of duty free operators, such as airports and airlines and select vacation destinations.



***Lanvin** Eclat d'Arpège*

As our business is a global one, we intend to continue to build our global distribution footprint. For distribution of prestige brands of our European operations we presently operate through our distribution subsidiaries in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. In addition, during 2010, we formed Interparfums Luxury Brands, Inc., a Delaware corporation and subsidiary of our French subsidiary Interparfums SA, for distribution of European based prestige brands in the United States. It has also entered into an agreement with Clarins Fragrance Group US (a Division of Clarins Group) effective January 1, 2011.

Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries provides us with a significant presence in over 100 countries around the world.

Approximately 40% of our European based prestige frgrance net sales are denominated in U.S. dollars. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.



***Anna Sui** Fairy Dance Secret Wish*

The business of our European operations has become increasingly seasonal due to the timing of shipments by our majority-owned distribution subsidiaries to their customers, which are weighted to the second half of the year.

SPECIALTY RETAIL AND MASS MARKET PRODUCTS

We do not presently market and distribute Gap, Banana Republic, Brooks Brothers or Lane Bryant specialty retail products to third parties in the United States. Marketing and distribution for such brands are the responsibility of the brand owners, which market and sell the products we produce in their own retail locations. However, with respect to our agreements with bebe Stores, Inc., Nine West, Betsey Johnson, Anna Sui and Alfred Dunhill, we distribute or plan to distribute product to their stores as well as to other retail outlets and department stores within the United States.

With respect to Gap, Banana Republic, Brooks Brothers, bebe brands, Nine West, Betsey Johnson, Anna Sui and Alfred Dunhill, we also distribute or plan to distribute product to specialty retailers and department stores outside the United States, including duty free and other travel-related retailers. We utilize our in house sales team to reach our third party distributors and customers outside the United States.

In addition, the business of our United States operations has become increasingly seasonal as shipments to our specialty retail customers are weighted toward the second half of the year.



the Products

WE PRODUCE AND DISTRIBUTE OUR PRESTIGE FRAGRANCE PRODUCTS PRIMARILY UNDER LICENSE AGREEMENTS WITH BRAND OWNERS. UNDER LICENSE AGREEMENTS, WE OBTAIN THE RIGHT TO USE THE BRAND NAME, CREATE NEW FRAGRANCES AND PACKAGING, DETERMINE POSITIONING AND DISTRIBUTION, AND MARKET AND SELL THE LICENSED PRODUCTS, IN EXCHANGE FOR THE PAYMENT OF ROYALTIES. OUR RIGHTS UNDER LICENSE AGREEMENTS ARE ALSO GENERALLY SUBJECT TO CERTAIN MINIMUM SALES REQUIREMENTS AND ADVERTISING EXPENDITURES.

We have built a portfolio of licensed prestige brands, which include Burberry, Montblanc, Jimmy Choo, Van Cleef & Arpels, Boucheron, S.T. Dupont, Paul Smith, Balmain, Repetto, Alfred Dunhill, Anna Sui and Karl Lagerfeld. In addition, we are the owner of the Lanvin and Nickel brand names and trademarks for our class of trade. Our exclusive world-wide licenses for these brands expire on the following dates:

Brand Name	Licensed Expiration Date
Burberry	December 31, 2012
Jimmy Choo	December 31, 2021
Van Cleef & Arpels	December 31, 2018, plus a 5-year optional term if certain ales targets are met
Montblanc	December 31, 2020
Paul Smith	December 31, 2017
S.T. Dupont	December 31, 2016
Boucheron	December 31, 2025, plus a 5-year optional term if certain sales targets are met
Balmain	December 31, 2023
Repetto	December 31, 2024
Alfred Dunhill	September 30, 2023, subject to earlier termination on September 30, 2019, if certain minimum sales are not met
Anna Sui	December 31, 2021, plus two five-year optional terms if certain conditions are met
Karl Lagerfeld	October 31, 2032

In connection with the acquisition of the Lanvin brand names and trademarks, Lanvin was granted the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million (approximately $90 million) or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

prestige Fragrances

BURBERRY

BURBERRY

Burberry has been our leading prestige fragrance brand and we have operated under an exclusive worldwide license with Burberry Group that was originally entered into in 1993 and replaced by a new agreement in 2004, which was bought out by Burberry in December 2012.

We have had significant success in introducing new fragrance families under the Burberry brand name. Lines currently in distribution include: *Burberry* (1995), *Burberry Week End* (1997), *Burberry Touch* (2000), *Burberry Brit* (2003/2004), *Burberry London* (2006), *Burberry The Beat* (2008), a make-up line, *Burberry Beauty* (2010), and *Burberry Body* (2011). With sales for the first time surpassing the $300 million milestone in 2011 fueled by the highly successful launch of the *Burberry Body* line. Sales in 2012 of Burberry products were down 2% in 2012 as growth by the brand's historic lines and the continuing success of the *Burberry Body* line were offset by lower sales from the *Burberry Sport* line.

In December 2011, the Company and Burberry began discussions regarding the potential establishment of a new operating structure for the Burberry fragrance and beauty business. On July 16, 2012, while discussions were still underway, Burberry exercised its option to buy-out the license rights effective December 31, 2012. On July 26, 2012, discussions with Burberry on the creation of a new operating model were discontinued as we were unable to agree on final terms. On October 11, 2012, we entered into a transition agreement that provides for certain license rights and obligations through March 31, 2013. We will continue to operate certain aspects of the business for the brand including product development, testing, and distribution. The transition agreement provides for non-exclusivity for manufacturing, a cap on sales of Burberry products, a reduced advertising requirement and no minimum royalty amounts.

We have determined that the transaction was substantially completed as of December 31, 2012, as the transition agreement was signed in the fourth quarter of 2012, the exit payment of €181 million (approximately $239 million) was received on December 21, 2012, and the 2013 relationship, per the terms of the transition agreement as indicated above, is significantly different from the original license agreement. Accordingly, the gain was recognized as of December 31, 2012.



LANVIN
PARIS

LANVIN

LANVIN

In July 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 that we had previously licensed in June 2004. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s.

With sales in 2012 of $77.6 million, Lanvin fragrances occupy an important position in the selective distribution market in France, Europe and Asia. Current lines in distribution include: *Arpège* (1927), *Lanvin L'Homme* (1997), *Eclat d'Arpège* (2002), *Rumeur 2 Rose* (2007), *Jeanne Lanvin* (2008), *Marry Me!* (2010) and *Jeanne Lanvin Couture* (2012). During 2012, Lanvin fragrances grew slightly in local currency which was driven by continuing gains from the *Eclat d'Arpège* line and the launch of the *Jeanne Lanvin Couture* line. The newest Lanvin line, *Me*, was designed by Alber Elbaz, and a second quarter 2013 launch date has been set.

Lanvin *Jeanne Lanvin Couture*



MONTBLANC

In January 2010, we entered into an exclusive, worldwide license agreement commencing on July 1, 2010, for the creation, development and distribution of fragrances and fragrance related products under the Montblanc brand.

Montblanc has achieved a world-renowned position in the luxury segment and has become a purveyor of exclusive products, which reflect today's exacting demands for timeless design, tradition and master craftsmanship. Through its leadership positions in writing instruments, watches and leather goods, promising growth outlook in women's jewelry, active presence in more than 70 countries, network of more than 350 boutiques worldwide and high standards of product design and quality, Montblanc offers our company growth potential for development in fragrances and ancillary products.

In July 2010, we commenced distribution of Montblanc's legacy fragrances, which include: *Présence* (2001), *Présence D'une Femme* (2002), *Individuel* (2004), *Femme Individuelle* (2004), *Starwalker* (2005), *Femme de Montblanc* (2006) and *Homme Exceptionnel* (2006). In 2011, we launched a new Montblanc fragrance, *Legend*, which has become our best-selling men's line. In 2012, we launched our first women's fragrance under the Montblanc brand, and we have a second women's fragrance under development for a 2014 debut. Montblanc product sales increased 40% in 2012 to $59.3 million, as compared to $42.5 million in 2011.



***Mont Blanc** Legend for Women*

Introducing
The New Fragrance
FLASH
JIMMY CHOO



JIMMY CHOO

JIMMY CHOO

In October 2009, we entered into an exclusive, worldwide license agreement that commenced on January 1, 2010 for the creation, development and distribution of fragrances under the Jimmy Choo brand.

With a heritage in luxury footwear, Jimmy Choo today encompasses a complete luxury lifestyle accessory brand with women's shoes, handbags, small leather goods, sunglasses and eyewear. Its products are available in the growing network of Jimmy Choo freestanding stores as well as in the most prestigious department, specialty and duty free stores worldwide.

We believe that this relationship with Jimmy Choo offers a perfect fit with our strategy of expanding our brand portfolio to include new universes and represents an important milestone in our development. This brand possesses the quintessential qualities to ensure the ambitious development of fragrance lines that will be supported by significant advertising commitments over the coming years.

In January 2011, our first fragrance under the Jimmy Choo brand was initially launched in select distribution in the United Kingdom and the United States, and this signature scent rolled out globally in Spring 2011. Throughout 2011, Jimmy Choo product sales exceeded our expectations and sales topped $40 million in that year. Sales growth continued, reaching $51.5 million in 2012. Our second Jimmy Choo line, *Flash*, was launched in February 2013.

Jimmy Choo *Flash*

Van Cleef & Arpels

VAN CLEEF & ARPELS

In September 2006, we entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks.

Van Cleef & Arpels fragrances in current distribution include: *First* (1976), *Van Cleef pour Homme* (1978), *Tsar* (1989), *Van Cleef* (1994), *First 1er Bouquet* (2008), *Féerie* (2008), *Collection Extraordinaire* (2009), *Oriens* (2010), *Midnight in Paris* (2010).

For the past two years we have been fine tuning the product range and repositioning our Van Cleef & Arpels fragrances in the exclusive high-end segment. With two new product launches in 2010 and no new launches in 2011 or 2012, we saw sales decline of approximately 19% and 17% in 2012 and 2011, respectively. We hope to reverse that trend with a new line for Van Cleef & Arpels, which is scheduled for launch in the second quarter of 2013.



Van Cleef & Arpels RÊVE



***Boucheron** Jaipur Bracelet*

BOUCHERON

BOUCHERON

In December 2010, we entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Boucheron brand.

Boucheron is the French jeweler "par excellence". Founded by Frederic Boucheron in 1858, the House has produced some of the world's most beautiful and precious creations. Today Boucheron creates jewelry and timepieces and, under license from global brand leaders, fragrances and sunglasses. Currently Boucheron operates through over 40 boutiques worldwide as well as an e-commerce site.

The transfer of existing inventory from the former licensee was completed early in 2011, and we then commenced distribution of Boucheron's legacy fragrances. Our first new fragrance under the Boucheron brand, *Jaïpur Bracelet*, debuted in 2012, and we were pleased with its results. Our second line, *Boucheron Place Vendôme*, has a beautiful glasswork bottle with a cabochon, the emblematic stone of House Boucheron. Its release is scheduled for Fall 2013.



PAUL SMITH

We signed an exclusive license agreement with Paul Smith in December 1998 for the creation, development and worldwide distribution of Paul Smith perfumes and cosmetics. In July 2008, we extended this license for an additional seven years through December 31, 2017.

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: *Paul Smith* (2000), *Paul Smith Extrême* (2002), *Paul Smith Rose* (2007), *Paul Smith Man 2* (2010) and *Optimistic* (2011). A new men's and women's line is scheduled for a Spring 2013 debut.



***Paul Smith** Extreme*



***S.T. Dupont** 58 Avenue Montaigne*

S.T. Dupont
PARIS

S.T. DUPONT

In June 1997, we signed an exclusive license agreement with S.T. Dupont for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. In 2011, the agreement was renewed and now runs through December 31, 2016. S.T. Dupont is a French luxury goods house founded in 1872, which is known for its fine writing instruments, lighters and leather goods.

S.T. Dupont fragrances include: *S.T. Dupont* (1998), *S.T. Dupont Essence Pure* (2002), *S.T. Dupont Noir* (2006), *S.T. Dupont Blanc* (2007), *S.T. Dupont Passenger* (2008), *S.T. Dupont Intense* (2009), *S.T. Dupont Passenger Cruise* (2011), and *58 Avenue Montaigne* (2012). Our preliminary plans call for a new men's and women's line for 2014.

BALMAIN
PARIS

BALMAIN

In July 2011, we entered into a 12-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Balmain brand. Our rights under the agreement commenced on January 1, 2012 when we took over the production and distribution of existing Balmain fragrances for men and women.

The Balmain couture house was founded in 1945 by Pierre Balmain. In recent years, Balmain has undergone a significant transformation. With the redefinition of its image in ready-to-wear, the brand has become a reference for style, while retaining its distinctive design codes from the haute couture universe. In doing so, the brand has become a major trendsetter. Our first new Balmain women's fragrance is scheduled to make its debut in 2014.

***Balmain** Ivoire*

IVOIRE



LE NOUVEL IVOIRE DE BALMAIN



repetto
PARIS
22, rue de la Paix

Dorothée Gilbert,
Danseuse Étoile
de l'Opéra National
de Paris

repetto

PARIS

REPETTO

In December 2011, we entered into a 13-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Repetto brand. Our rights under the agreement commenced on January 1, 2012.

Created in 1947 by Rose Repetto at the request of her son, dancer and choreographer Roland Petit, Repetto is today a legendary name in the world of dance. For a number of years it has developed timeless and must-have collections with a fully modernized signature style ranging from dance shoes, ballet slippers, flat shoes, and sandals to more recently handbags and high-end accessories.

With an ambitious plan of international expansion focusing mainly on Europe, the brand is now branching out into Asia, notably South Korea and Japan where its mix of cross-generational appeal and French chic has met with unprecedented enthusiasm. We expect our first fragrance line to be launched in 2013.

ANNA SUI

ANNA SUI

In June 2011, we entered into a 10-year exclusive worldwide fragrance license agreement to produce and distribute perfumes and fragrance-related products under the Anna Sui brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of the existing Anna Sui fragrance collections.

We are working in partnership with American designer, Anna Sui, and her creative team to build upon the brand's growing customer appeal, and develop new fragrances that capture the brand's very sweet feminine girly aspect, combined with touch of nostalgia, hipness and rock-and-roll. Anna Sui's devoted customer base, which spans the world, is especially strong in Asia.

We have high expectations for growing the Anna Sui fragrance franchise by developing new products and expanding the brand's fragrance presence in North America, Europe and the Middle East. Sales of Anna Sui products were strong during 2012 reaching approximately $20.0 million with a high concentration to customers in the Far East.

ANNA SUI
LA VIE DE BOHÈME
THE ESSENCE OF YOUR SOUL.

Anna Sui *La Vie de Bohème*



Alfred Dunhill Custom

Alfred Dunhill

ALFRED DUNHILL

In December 2012, we entered into a 10-year exclusive worldwide fragrance license to create, produce and distribute perfumes and fragrance-related products under the Alfred Dunhill brand, which commences on April 3, 2013.

The house of Alfred Dunhill was established in 1893 and since that time has been dedicated to providing high quality men's luxury products, with core collections offered in menswear, leather goods and accessories. The brand has global reach through a premium mix of self-managed retail outlets, high-level department stores and specialty retailers. Known for its commitment to elegance and innovation and being a leader of British men's style, the brand continues to blend innovation and creativity with traditional craftsmanship.

Inter Parfums USA, LLC will take over production and distribution of the existing Alfred Dunhill fragrance collections. Sales of current fragrances are planned for Spring 2013 and a new men's scent is contemplated for 2014. We plan to support the new men's scent planned for a 2014 launch by a distribution strategy that recognizes and utilizes Alfred Dunhill's luxury positioning, along with brand appropriate marketing materials and a media campaign.

KARL LAGERFELD

KARL LAGERFELD

In October 2012, we entered into a 20-year worldwide license agreement with Karl Lagerfeld B.V., the internationally renowned haute couture fashion house, to create, produce and distribute perfumes under the Karl Lagerfeld brand. The launch of a new fragrance line by Interparfums SA is scheduled for 2014.

Under the creative direction of Karl Lagerfeld, one of the world's most influential and iconic designers, the Lagerfeld Portfolio represents a modern approach to distribution, an innovative digital strategy and a global 360 degree vision that reflects the designer's own style and soul.


KARL
LAGERFELD
KARL LAGERFELD

Specialty Retail



SPECIALTY RETAIL

Specialty retail products have become an important part of our overall business, and our United States operations is continuing to expand the global distribution of the specialty retail brands with which we have partnered. In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships. However, we cannot assure you that we will be able to enter into any similar future arrangements, or if we do, that any such arrangement would be on terms favorable to us or would be successful.

In connection with our specialty retail and designer agreements in our United States operations, we design, produce and manufacture fragrance and fragrance related products for brand name specialty retailers, primarily for sale in their retail stores. This specialty retail business began in 2005 with the signing of an exclusive agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada. We have expanded this business through the years and currently have agreements in place with Brooks Brothers, bebe Stores, Nine West, Betsey Johnson and Lane Bryant. Our exclusive agreements for specialty retail brands and their expiration dates are as follows:

***Gap** Established 1969*

Brand Name	Expiration Date
The Gap Inc.	December 31, 2014
Brooks Brothers	December 31, 2013, plus a 5-year optional term if certain sales targets are met
bebe Stores	June 30, 2014 plus three, 3-year optional terms, if certain sales targets are met
Nine West	December 31, 2016, plus two consecutive 3-year optional terms if certain conditions are met
Betsey Johnson	December 31, 2015, plus a 5-year optional term if certain conditions are met
Lane Bryant	December 31, 2015



Betsey Johnson *Too Too Pretty*

In addition, our agreements for the Gap, Banana Republic, Brooks Brothers, bebe, Nine West and Betsey Johnson brands include a license component for worldwide sales to select third party retailers and distributors, in return for royalty payments and certain advertising expenditures as are customary in our industry.

GAP AND BANANA REPUBLIC

In July 2005, we entered into an exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrance and fragrance related products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include fragrance and fragrance related products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

In 2008, we expanded our relationship with Gap Inc. to include a licensing agreement for international distribution of personal care products created for the Gap and Banana Republic brands. We entered into this license agreement to capitalize on cross-border brand awareness of Gap's iconic American style and Banana Republic's affordable luxury, which we have interpreted into a brand-specific assortment of fragrance and fragrance related products. In addition, our long-established relationships with distributors in over 100 countries, and our current infrastructure enabled us to rollout Gap and Banana Republic products to select department stores, perfumeries, travel retailers, military bases and other appropriate retail outlets around the world.

In July 2011, we renewed our exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrances for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores

in the United States and Canada. In July 2011, we also renewed our license agreement with The Gap Inc. for international distribution of fragrances through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. These renewal agreements, which became effective on January 1, 2012, run through December 31, 2014.

Gap scents in current distribution include: *Close* (2009), *Stay* (2010), *Core* (2010), *Deep* (2011) and *Near* (2011). Building upon the success of the Gap brand's fragrances, for 2012, we launched a new fragrance concept for Gap in an effort to capture the heritage of the brand. *Gap Established 1969*, launched in March 2012 at over 650 Gap stores in the U. S. International distribution commenced in June 2012. Several new offerings are planned for 2013.

Banana Republic products currently available include: *Classic* (1995), *W* (1995), *Alabaster* (2006), *Jade* (2006), *Rosewood* (2006), *Slate* (2006), *Black Walnut* (2006), *Cordovan* (2007), *Malachite* (2007), Republic of Women (2009), *Republic of Men* (2009) and *Wildbloom* (2011). To complement the women's scent *Wildbloom*, introduced in 2011, we launched a brand extension, *Wildbloom Vert*, in early 2012 followed later in the year with *Wildblue*.

bebe STORES

In July 2008, we entered into an exclusive six-year worldwide agreement with bebe Stores, Inc., under which we design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada, as well as select specialty and department stores worldwide. We have incorporated bebe's signature look into fragrance and cosmetics for the brand's strong, hip, sexy, and sophisticated clientele.

Our bebe signature fragrance was unveiled at more than 200 bebe stores in the U.S. in August 2009, which was followed by worldwide distribution shortly thereafter. Scents currently available for domestic and international markets include: *bebe* (2009), *bebe sheer* (2010) and *bebe gold* (2011). In 2012, we introduced a new bebe scent, *Wishes & Dreams* and two other scents, bebe *Desire* and *bebe Nouveau* are planned for 2013.

NINE WEST

In July 2010, we entered into an exclusive worldwide license agreement with Nine West Development Corporation for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell women's fragrances to better department stores and specialty retailers worldwide.

Under the agreement, the initial Nine West signature fragrance was to be marketed and sold globally in better department stores, specialty retailers and Nine West retail stores. Nine West is a subsidiary of Jones Apparel Group, Inc., and a leading designer, marketer and wholesaler of branded apparel, footwear and accessories.

In January 2012, *Love Fury*, a women's fragrance created for Nine West launched at over 650 Macy's stores and 282



***bebe** Desire*

Nine West stores in the U.S. and internationally. As this line was met with mixed reviews, we are reevaluating our Nine West sales plans for 2013.

BETSEY JOHNSON

In July 2010, we entered into an exclusive worldwide agreement for the Betsey Johnson brand, under which we design, manufacture and sell fragrance, color cosmetics as well as other personal care products across a broad retail spectrum. The agreement includes a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores as well as other retail outlets worldwide.

New York designer Betsey Johnson joined forces with Chantal Bacon in 1978 and started the Betsey Johnson label. Beginning in 2004, the Betsey Johnson label expanded as a lifestyle brand with the introduction of intimates, handbags and leather goods, footwear, watches, jewelry, eyewear, swimwear, legwear and outerwear. We believe Betsey Johnson fashion is forever feminine, sometimes whimsical but always recognizable. We envision building an upscale fragrance and beauty enterprise around the qualities that have defined and redefined the Betsey Johnson label for over 30 years.

Our first product launch under the Betsey Johnson brand occurred in 2010 with a new take on the designer's vintage fragrance. In 2011, we launched of our first new Betsey Johnson scent, *Too Too*, with initial distribution in select department stores as well as Sephora stores in the U.S. In 2012, we added *Too Too Pretty* to the Betsy Johnson lineup.



***Brooks Brothers** Miss Madison*

LANE BRYANT

In March 2011, we entered into an exclusive agreement with a unit of Charming Shoppes, Inc. for its flagship brand, Lane Bryant. Under the agreement, Inter Parfums designs and manufactures personal care products for the Lane Bryant brand to be sold in Lane Bryant stores. Lane Bryant is responsible for marketing, promoting and selling these products.

In Spring 2011, we commenced shipments of a line of performance-based bath, body and specialty products, to be sold under Lane Bryant's Cacique® brand. This line was not successful and has since been discontinued. In 2012, we created a signature scent for Lane Bryant stores which is currently being sold chain-wide.

BROOKS BROTHERS

In November 2007, we entered into an exclusive agreement with Retail Brand Alliance, Inc. covering the design, manufacture and supply of personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty and department stores outside the United States and duty free and other travel-related retailers.

Brooks Brothers product lines currently available include: *Brooks Brothers New York* (2008), *Black Fleece* (2009), *Brooks Brothers Madison* (2010), and a trio of scents *Black Fleece Red, White, & Blue* (2010). In 2012, we introduced a new Brooks Brothers fragrance, *Miss Madison* by Brooks Brothers.

QUARTERLY FINANCIAL DATA: (UNAUDITED)

(In thousands, except per share data)

2012	Q1	Q2	Q3	Q4[1]	Full Year
Net Sales	$165,368	$145,555	$166,264	$176,930	$654,117
Gross Margin	106,678	87,856	101,118	111,534	407,186
Net Income	20,254	7,481	13,177	135,978	176,890
Net Income Attributable to					
Inter Parfums, Inc.	15,497	6,008	10,018	99,613	131,136
Net Income Attributable to					
Inter Parfums, Inc. per Share:					
Basic	$0.51	$0.20	$0.33	$3.25	$4.29
Diluted	0.51	0.20	0.33	3.24	4.26
Average Common Shares Outstanding:					
Basic	30,551	30,563	30,570	30,615	30,575
Diluted	30,686	30,688	30,717	30,772	30,716

2011	Q1	Q2	Q3	Q4	Full Year
Net Sales	$133,363	$121,063	$171,706	$189,088	$615,220
Gross Margin	85,990	74,586	107,383	115,515	383,474
Net Income	17,340	6,428	13,284	5,897	42,949
Net Income Attributable to					
Inter Parfums, Inc.	12,759	4,993	10,433	4,118	32,303
Net Income Attributable to					
Inter Parfums, Inc. per Share:					
Basic	$0.42	$0.16	$0.34	$0.13	$1.06
Diluted	0.41	0.16	0.34	0.13	1.05
Average Common Shares Outstanding:					
Basic	30,474	30,506	30,539	30,540	30,515
Diluted	30,634	30,695	30,698	30,685	30,678

[1]See information regarding Regulation G on page 55. Net income in the fourth quarter of 2012 includes an after tax gain (Interparfums SA tax rate is 36.1%) on termination of license aggregating $127,057. After allocation to the noncontrolling interest (26.77%), the gain attributable to Inter Parfums, Inc. common shareholders' aggregated $93,044. Therefore, excluding the gain, net income attributable to Inter Parfums, Inc. common shareholders' in the fourth quarter of 2012 would have been $6,569 or $0.21 per diluted share.

We review goodwill for impairment at least annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European operations. The Company has determined that as of December 31, 2012 and 2011, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $1.8 million and $0.8 million, respectively.



United States export sales were approximately $38.8 million, $24.9 million and $25.7 million in 2012, 2011 and 2010, respectively. Consolidated net sales to customers by region are as follows:

Consolidated net sales to customers by region are as follows:

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

(in thousands) *Year Ended December 31*

	2012	2011	2010
North America	$175,400	$150,000	$91,200
Europe	241,300	246,000	211,800
Central and South America	53,000	61,000	41,900
Middle East	62,100	57,000	45,500
Asia	115,300	95,000	66,500
Other	7,000	6,200	3,500
	$654,100	$615,200	$460,400

CONSOLIDATED NET SALES TO CUSTOMERS IN MAJOR COUNTRIES

(in thousands) *Year Ended December 31*

	2012	2011	2010
United States	$167,000	$138,000	$86,000
United Kingdom	$48,000	45,000	35,000
France	$46,000	48,000	37,000


EUROPE
37%
MIDDLE EAST
9%
ASIA
18%

the Organization

ALL CORPORATE FUNCTIONS,

Including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Interparfums SA in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

FINANCE, INVESTOR RELATIONS AND ADMINISTRATION:

Russell Greenberg in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

OPERATIONS:

Henry B. Clarke and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

EXPORT SALES:

Herve Bouillonnec in the United States and Frédéric Garcia-Pelayo in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

DOMESTIC (HOME COUNTRY) SALES:

Michel Bes in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

SIMPLIED CHART OF THE ORGANIZATION



CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations 55
Report Of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting 68
Financial Statements 69
Report of Independent Registered Public Accounting Firm 93
Directors and Executive Officers 94
Corporate and Market Information 95

management's discussion and analysis of financial condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REGULATION G

Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. The Company believes that our presentation of the non-GAAP financial information is important supplemental measures of operating performance to investors.

OVERVIEW:

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European operations through our 73% owned subsidiary in Paris, Interparfums SA (formerly Inter Parfums, S.A.), which is also a publicly traded company as 27% of Interparfums SA shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 2% of consolidated net sales.

We produce and distribute our European based prestige fragrance products primarily under license agreements with brand owners, and European based prestige product sales represented approximately 87%, 90% and 88% of net sales for 2012, 2011 and 2010, respectively. We have built a portfolio of prestige brands, which includes Burberry, Lanvin, Jimmy Choo, Van Cleef & Arpels, Montblanc, Paul Smith, Boucheron, S.T. Dupont, Balmain, Karl Lagerfeld and Repetto, whose products are distributed in over 100 countries around the world.

Burberry is our most significant license, as sales of Burberry products represented 46%, 50% and 53% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively. (See Note 2 "Termination of Burberry License" in notes to consolidated financial statements on page 79 of this Annual Report. In addition, we own the Lanvin brand name for our class of trade and sales of Lanvin product represented 12%, 13% and 15% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

Through our United States operations we also market prestige brand as well as specialty retail fragrance and fragrance related products. United States operations represented 13%, 10% and 12% of net sales in 2012, 2011 and 2010, respectively. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the *Anna Sui, Alfred Dunhill, Gap, Banana Republic, Brooks Brothers, bebe, Betsey Johnson, Nine West, and Lane Bryant* brands.

Historically, seasonality has not been a major factor for our Company as quarterly sales fluctuations were more influenced by the timing of new product launches than by the third and fourth quarter holiday season. However, in certain markets where we now sell directly to retailers, seasonality is more evident. In 2007, we commenced operations of our Eu-

ropean distribution subsidiaries in Italy, Germany, Spain and the United Kingdom, and in January 2011, we commenced operations of our U. S. distribution subsidiary. In addition, our specialty retail product lines sold to U. S. retailers is also concentrated in the second half of the year.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or other arrangements or out-right acquisitions of brands. Second, we grow through the introduction of new products and supporting new and established products through advertising, merchandising and sampling as well as phasing out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. Our introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished product for us and then deliver them to one of our distribution centers.

As with any global business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share.

During 2012, the economic uncertainty and financial market volatility taking place in certain European countries did not have a significant impact on our business, and at this time we do not believe it will have a significant impact on our business for the foreseeable future. This is due in part to our belief that we are well positioned as a result of our strategy to manage our business effectively and efficiently. However, if the degree of uncertainty or volatility worsens or is prolonged, then there will likely be a negative effect on ongoing consumer confidence, demand and spending and as a result, our business. Currently, we believe general economic and other uncertainties still exist in select markets in which we do business and we continue to monitor global economic uncertainties and other risks that may affect our business.

Our reported net sales are impacted by changes in foreign currency exchange rates. A weak U.S. dollar has a positive impact on our net sales. However, earnings are negatively affected by a weak dollar because approximately 40% of net sales of our European operations are denominated in U.S. dollars, while all costs of our European operations are incurred in euro. Our Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

RECENT IMPORTANT EVENTS

BURBERRY

In December 2011, the Company and Burberry began discussions regarding the potential establishment of a new operating structure for the Burberry fragrance and beauty business. On July 16, 2012, while discussions were still underway, Burberry exercised its option to buy out the license rights effective December 31, 2012. On July 26, 2012, discussions with Burberry on the creation of a new operating model were discontinued as we were unable to agree on final terms. On October 11, 2012, the Company and Burberry entered into a transition agreement that provides for certain license rights and obligations through March 31, 2013. The Company will continue to operate certain aspects of the business for the brand including product development, testing, and distribution. The transition agreement provides for non-exclusivity for manufacturing, a cap on sales of Burberry products, a reduced advertising requirement and no minimum royalty amounts.

Accounts receivables and accounts payables will be collected and paid in the ordinary course of business. The transition agreement provides that inventories at March 31, 2013 should be less than $20.0 million in the aggregate. Burberry also agreed to purchase, at cost, Burberry Beauty finished goods subject to a $4.0 million maximum, and all or part of Burberry fragrance and Burberry Beauty raw materials and components subject to a $6.5 million maximum. The Company has until June 30, 2013 to sell-off any remaining inventory not purchased by Burberry as of March 31, 2013. Taxes on the gain at approximately 36% will be paid by the Company in April 2013.

We have determined that the transaction was substantially completed as of December 31, 2012, as the transition agreement was signed in the fourth quarter of 2012, the exit payment of €181 million (approximately $239 million) was received on December 21, 2012, and the 2013 relationship, per the terms of the transition agreement as indicated above, is significantly different from the original license agreement. Accordingly, the gain was recognized as of December 31, 2012.

The following table sets forth a summary of the gain on termination of license which is included in income from operations on the accompanying statement of income for the year ended December 31, 2012:

Exit payment	
(received December 21, 2012)	$239,075
Expenses of termination:	
Inventory reserves	10,037
Wages including $13.8 million in Interparfums SA profit sharing requirements	14,391
Write-off of intangible assets	7,675
Writedown of fixed assets	3,483
Write-off of unused modeling rights	1,226
Legal, professional and other agreed settlements	3,425
	40,237
Gain on termination of license	$198,838

See information regarding Regulation G on page 55. On an after tax basis (tax rate of Interparfums SA is 36.1%) and after allocation to the noncontrolling interest (26.77%), the gain on termination of license attributable to Inter Parfums, Inc. common shareholders' aggregated $93.0 million. Therefore, had this transaction not occurred, net income attributable to Inter Parfums, Inc. common shareholders' for the year ended December 31, 2012, would have been $38.1 million or $1.24 per diluted share as compared to the amounts reported in U.S. GAAP of $131.1 million or $4.26 per diluted share.

Future sales and earnings will be significantly affected as a result of this buy-out. However, we are confident in our future. With strong sales momentum continuing in 2013, our preliminary full-year sales target for 2013 is expected to exceed $400 million at current exchange rates excluding any potential contribution from sales of Burberry products during the transition period. With only limited reorganization measures needed, our business model is expected to continue to demonstrate its effectiveness. A significant portion of the expenses associated with the Burberry brand are variable in nature. We currently plan to absorb substantially all of the fixed costs through increased sales of other brands in our European prestige fragrance portfolio as well as new brands we recently licensed.

This new situation will allow us to strengthen investments supporting all portfolio brands and to accelerate their development. In addition, the Company will benefit from its substantial resources to potentially acquire one or more brands, either on a proprietary basis or as a licensee. Opportunities for external growth will be examined without urgency, with the priority of maintaining the quality and homogeneous nature of our portfolio. However, we cannot assure you that any new license or acquisition agreements will be consummated.

ALFRED DUNHILL

IIn December 2012, we entered into a 10-year exclusive worldwide license to create, produce and distribute perfumes and fragrance-related products under the Alfred Dunhill Limited ("Alfred Dunhill") brand. Our rights under the agreement will commence on April 3, 2013 when we take over production and distribution of the existing Alfred Dunhill fragrance collections. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. We have agreed to pay an upfront entry fee of $0.9 million for this license which will be paid before the commencement date.

KARL LAGERFELD

In October 2012, we entered into a 20-year exclusive worldwide license to create, produce and distribute perfumes under the Karl Lagerfeld brand. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. In connection with our entry into this license, the Company paid a license entry fee to the licensor of €9.6 million, (approximately $12.5 million). In addition, the Company has made an advance royalty payment to the licensor of €9.6 million, (approximately $12.5 million). This advance royalty payment is to be credited against future royalty payments as follows: every year in which the royalties due are higher than €0.5 million, the amount of royalties exceeding €0.5 million will be credited up to €0.5 million in each such year. The advance royalty has been discounted to its net present value which is included in other assets on the accompanying balance sheet and the resulting discount of approximately $4.4 million has been added to intangible assets and will be amortized together with the license entry fee, over the initial term of the license.

U.S. DISTRIBUTION OF PRESTIGE PRODUCTS

Beginning January 1, 2011, Interparfums Luxury Brands, Inc., a U.S. subsidiary of our French subsidiary Interparfums SA, assumed all U.S. prestige fragrance distribution responsibilities. In addition, under the terms of a four-year agreement,

Interparfums Luxury Brands, Inc. and Clarins Fragrance Group USA (a Division of Clarins Group in the U.S. responsible for the Thierry Mugler, Azzaro, Porsche Design, David Yurman and Swarovski brands) share and manage an expanded sales force. Logistical and administrative support is provided by Clarins Group USA from its Park Avenue offices in New York and its warehouse in Orangeburg, New York.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

We sell our products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances.

ACCOUNTS RECEIVABLE

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for sales returns and doubtful accounts. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns.

SALES RETURNS

Generally, we do not permit customers to return their unsold products. However, commencing in January 2011 we took over U.S. distribution of our European based prestige products, and for U.S. based customers we allow customer returns if properly requested, authorized and approved. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data, including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PROMOTIONAL ALLOWANCES

We have various performance-based arrangements with certain retailers. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. The costs that we incur for performance-based arrangements, shelf replacement costs and slotting fees are netted against revenues on our Company's consolidated statement of income. Estimated accruals for promotions and advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method.

We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

EQUIPMENT AND OTHER LONG-LIVED ASSETS

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

We evaluate goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not (i) reduce the carrying value of the reporting unit below its fair value or (ii) indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. Impairment of goodwill is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit to determine if there is an indication of impairment. In accordance with ASU 2011-08, the Company has the option of performing a qualitative assessment before calculating the fair value of a reporting unit in the first step of the goodwill impairment test. If the Company determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess.

For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, impairment is recorded. To determine fair value of indefinite-lived intangible assets, we use an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. We use this method to determine if an impairment charge is required relating to our Nickel brand trademarks.

The following table presents the impact a change in the following significant assumptions would have had on the calculated fair value in 2012 assuming all other assumptions remained constant:

(In thousands)	**Change**	**Increase (decrease) to fair value**
Weighted average cost of capital	+10%	$(301)
Weighted average cost of capital	-10%	396
Future sales levels	+10%	255
Future sales levels	-10%	(255)

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital of 7.6%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the

asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our intangible assets subject to amortization. In those cases where we determine that the useful life of long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

In determining the useful life of our Lanvin brand names and trademarks, we applied the provisions of ASC topic 350-30-35-3. The only factor that prevented us from determining that the Lanvin brand names and trademarks were indefinite life intangible assets was Item c. "Any legal, regulatory, or contractual provisions that may limit the useful life." The existence of a repurchase option in 2025 may limit the useful life of the Lanvin brand names and trademarks to the Company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our Company and their useful life would be considered to be indefinite.

With respect to the application of ASC topic 350-30-35-8, the Lanvin brand names and trademarks would only have a finite life to our Company if the repurchase option were exercised, and in applying ASC topic 350-30-35-8 we assumed that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the Company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (Residual Value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

DERIVATIVES

We account for derivative financial instruments in accordance with ASC topic 815, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This topic also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they are measured at fair value.

We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

INCOME TAXES

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time. In addition, the Company follows the provisions of uncertain tax positions as addressed in ASC topic 740-10-65-1.

QUANTITATIVE ANALYSIS

During the three-year period ended December 31, 2012 we have not made any material changes in our assumptions underlying these critical accounting policies or to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe the estimates we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, and selling, general and administrative expenses as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts and inventory obsolescence reserves. For 2012, had these estimates been changed simultaneously by 5% in either direction, our reported gross profit would have increased or decreased by approximately $1.1 mil-

RESULTS OF OPERATIONS

NET SALES

(In millions)

					Year Ended December 31
	2012	% Change	2011	% Change	2010
European based product sales	$571.8	4%	$552.4	36%	$404.9
United States based product sales	82.3	31%	62.8	13%	55.5
Total net sales	$654.1	6%	$615.2	34%	$460.4

lion and selling, general and administrative expenses would have changed by approximately $0.03 million. The collective impact of these changes on operating income, net earnings attributable to Inter Parfums, Inc., and net earnings attributable to Inter Parfums, Inc. per diluted common share would be an increase or decrease of approximately $1.1 million, $0.55 million and $0.02, respectively.

After increasing 34% in 2011, net sales for the year ended December 31, 2012 increased 6% to $654.1 million. At comparable foreign currency exchange rates, net sales were up 9% in 2012 and 28% in 2011. The strength of the U.S. dollar throughout 2012 as compared to 2011 has had, and is expected to continue to have a negative effect on reported sales. The average dollar/euro exchange rate for the year ended December 31, 2012 was 1.28, as compared to 1.39 for the prior year.

European based product sales increased 4% in 2012 and 36% in 2011. The global launch of *Burberry Body* in 2011 made for a very difficult sales comparison. Burberry product sales declined 2% to $301.4 million in 2012 as compared to $307.7 million in 2011. Although Lanvin product sales declined 3% to $77.6 million in the absence of a major launch, other brands in our portfolio performed extremely well. Montblanc fragrance sales increased 40% to $59.3 million due in great part to the continued success of the men's line, *Legend*. Jimmy Choo fragrances continued to build upon the success of its signature scent as sales increased 26% to $51.5 million. Boucheron fragrances also contributed to 2012 growth, its first full year under license, as product sales increased 82% to $21.1 million, as compared to 2011.

Sales growth in 2011 was primarily the result of a major launch of a new Burberry fragrance, *Burberry Body*. Burberry product sales in 2011 increased 26% to $307.7 million, as compared to $244.9 million in 2010. Other factors contributing to the sales increase include the continued strong momentum of the Jimmy Choo and Montblanc fragrance launches. The Jimmy Choo signature fragrance was first introduced in 2011 and product sales aggregated $40.8 million. Montblanc product sales aggregated $42.5 million in 2011, as compared to $9.3 million in 2010. In addition, 2011 sales results reflect the commencement in January 2011 of European based product distribution in the U.S. by Interparfums Luxury Brands, Inc., a subsidiary of Interparfums SA.

Future sales within our European operations will be significantly affected as a result of the buy-out of the Burberry license. However, we are confident in our future. With strong sales momentum continuing in 2013, our preliminary full-year sales target for 2013 is expected to exceed $400 million at current exchange rates excluding any potential contribution from sales of Burberry products during the transition period. This new situation will allow us to strengthen investments supporting all portfolio brands and to accelerate their development. Our expectations reflect our plans to continue to build upon the strength of our brands and worldwide distribution network. While we are not expecting any contribution in 2013 from our newest brand, Karl Lagerfeld, as we are just beginning the product development process, we do expect strong performances from the Lanvin, Jimmy Choo, Montblanc and Boucheron brands as well as initial sales from the launch of fragrances under the Repetto brand. In addition, the Company will benefit from its substantial resources to potentially acquire one or more brands, either on a proprietary basis or as a licensee.

With respect to our United States prestige brand and specialty retail products, after increasing 13% in 2011, our U.S. based product sales increased 31% in 2012. The initial launch of our first Nine West fragrance and the commencement of sales pursuant to our Anna Sui license were the primary contributors to 2012 sales growth. In 2011, we entered into a 10-year exclusive worldwide fragrance license agreement to create, produce and distribute perfumes and fragrance-related products under the Anna Sui brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of the existing Anna Sui fragrance collections. With a high concentration of customers in the Far East, first year sales of Anna Sui products reached approximately $20.0 million. In January 2012, *Love Fury*, a women's fragrance created for Nine West launched at over 650 Macy's stores and 282 Nine West stores in the U.S. and internation-

ally. As this line was met with mixed reviews, we are reevaluating our Nine West sales plans for 2013.

For the Banana Republic brand, to complement the women's scent *Wildbloom*, introduced in 2011, we launched a brand extension *Wildbloom Vert*, in early 2012 and another men's fragrance, *Wildblue*, was introduced in the Spring of 2012. Building upon the success of the Gap brand's fragrances, a new fragrance concept was created for Gap in an effort to capture the heritage of the brand. The new scents for men and women, *Gap Established 1969*, launched in 2012 at over 650 Gap stores in the U. S. and international distribution followed in late 2012. We also introduced *Wishes & Dreams* for bebe and *Miss Madison* for Brooks Brothers during the spring of 2012 and we are in the development stage for several new fragrance concepts and line extensions for our other specialty retail brands.

In December 2012, we entered into a 10-year exclusive worldwide license to create, produce and distribute perfumes and fragrance-related products under the Alfred Dunhill Limited ("Alfred Dunhill") brand. Our rights under the agreement will commence on April 3, 2013 when we take over production and distribution of the existing Alfred Dunhill fragrance collections.

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

(In millions)

	Year Ended December 31		
	2012	2011	2010
North America	$175.4	$150.0	$91.2
Western Europe	188.0	194.0	168.1
Eastern Europe	53.3	52.0	43.7
Central & South America	53.0	61.0	41.9
Middle East	62.1	57.0	45.5
Asia	115.3	95.0	66.5
Other	7.0	6.2	3.5
	$654.1	$615.2	$460.4

For the year ended December 31, 2012, top line growth was especially strong in North America where sales ran 17% ahead of 2011. Growth continued in the Middle East which saw a 9% increase in sales while sales were down 3% and 13% in Western Europe and Central and South America, respectively. With the addition of the Anna Sui brand in our portfolio, the Asian market grew 21% in 2012.

GROSS PROFIT MARGINS

(In millions)

	Year Ended December 31		
	2012	2011	2010
Net sales	$654.1	$615.2	$460.4
Cost of sales	246.9	231.7	187.5
Gross margin	$407.2	$383.5	$272.9
Gross margin as a percent of net sales	62.2%	62.3%	59.3%

As a percentage of sales, gross profit margins were 62.2%, 62.3%, and 59.3% in 2012, 2011 and 2010, respectively. We carefully watch movements in foreign currency exchange rates as approximately 40% of our European based operations net sales are denominated in dollars, while our costs are incurred in euro. Therefore, from a profit standpoint, a stronger U.S. dollar has a positive effect on our gross margin. The average dollar/euro exchange rate was up approximately 7% in 2012, as compared to 2011. However, certain slow moving products, primarily Burberry *Sport*, were discontinued and sold at a discount. These sales mitigated any gross margin improvements from currency fluctuation.

Costs relating to purchase with purchase and gift with purchase promotions are reflected in cost of sales and aggregated $46.5 million, $48.4 million and $30.2 million in 2012, 2011 and 2010, respectively, and represented 7.1%, 7.9% and 6.6% of net sales, respectively.

In 2011, approximately 260 basis points of the gross margin improvement is the result of us taking over, as of January 1, 2011, European based product distribution in the United States by Interparfums Luxury Brands, Inc., a subsidiary of Interparfums SA. Beginning in January 2011, we sell our European prestige products in the U.S. directly to retailers rather than through a third party distributor, which generates higher gross margins on our product sales.

Generally, we do not bill customers for shipping and handling costs and such costs, which aggregated $8.4 million, $8.8 million and $5.3 million in 2012, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income. As such, our Company's gross margins may not be comparable to other companies, which may include these expenses as a component of cost of goods sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

(In millions)

	Year Ended December 31		
	2012	2011	2010
Selling, general & administrative expenses	$325.8	$315.7	$216.5
Selling, general & administrative expenses as a percent of net sales	50%	51%	47%

Selling, general and administrative expenses increased 3% for the year ended December 31, 2012, as compared to 2011 and increased 47% for the year ended December 31, 2011, as compared to 2010. As a percentage of sales, selling, general and administrative expenses were 50%, 51% and 47% for the years ended December 31, 2012, 2011 and 2010, respectively.

Promotion and advertising included in selling, general and administrative expenses aggregated $132.7 million, $127.8 million and $69.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Promotion and advertising as a percentage of sales represented 20.3%, 20.8% and 15.0% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively. With the commencement in January 2011 of European based product distribution in the United States by Interparfums Luxury Brands, Inc., a subsidiary of Interparfums SA, we are now responsible for 100% of the cost of advertising support for our European based fragrance brands distributed in the United States as opposed to sharing such expenditures with our former U.S. distributor. In addition, the 2011 global launch of *Burberry Body* was supported by strong visuals on a scale without precedent. We significantly increased our advertising spending in 2011 and 2012 for all brands, which we believe will contribute to sustained growth in market share.

Royalty expense included in selling, general and administrative expenses aggregated $58.8 million, $51.3 million and $40.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Royalty expense as a percentage of sales represented 9.0%, 8.3% and 8.7% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively. In addition service fees, which are fees paid to third parties relating to the activities of our distribution subsidiaries, aggregated $26.3 million, $25.3 million and $13.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. The significant increase which began in 2011 is primarily the effect of the commencement in January 2011 of European based product distribution in the United States by Interparfums Luxury Brands, Inc.

We review goodwill for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European operations. The Company measures fair value of goodwill to equal the approximate average value of purchase price indications received from several potential purchasers of the Nickel business. As a result, the Company has determined that as of December 31, 2012, carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $1.8 million. A similar evaluation is performed every year and in 2011, the Company recorded an impairment loss of $0.8 million. Accumulated impairment losses relating to goodwill aggregated $6.1 million as of December 31, 2012.

See information regarding Regulation G on page 55. As previously discussed, as a result of the termination of the Burberry license, the Company recognized a gain of $198.8 million as of December 31, 2012. On an after tax basis and after allocation to the noncontrolling interests, the gain on termination of license attributable to Inter Parfums, Inc. common shareholders' aggregated $93.0 million. With only limited reorganization measures needed, the Company's business model is expected to continue to demonstrate its effectiveness. A significant portion of the expenses associated with the Burberry brand are variable in nature. The Company currently plans to absorb substantially all of the fixed costs through increased sales of other brands in our European prestige fragrance portfolio as well as new brands we recently licensed.

As a result of the above analysis, excluding the gain on termination of license, income from operations increased 19% to $79.6 million in 2012 and income from operations increased 19% to $66.9 million in 2011, as compared to $56.4 million in 2010. Operating margins aggregated 12.2%, 10.9% and 12.3% for the years ended December 31, 2012, 2011 and 2010, respectively.

Interest expense aggregated $1.7 million, $2.2 million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. We use the credit lines available to us, as needed, to finance our working capital needs as well as our financing needs for acquisitions. Loans payable – banks and long-term debt including current maturities aggregated $27.8 million, $16.3 million and $21.4 million as of December 31, 2012, 2011 and 2010, respectively. In October 2012, the Company entered into a one year, €20 million credit facility to finance payments required pursuant to the Karl Lagerfeld license.

Foreign currency gains or (losses) aggregated ($3.1) million, $1.5 million and ($2.1) million for the years ended De-

cember 31, 2012, 2011 and 2010, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to receivables denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Approximated 40% of net sales of our European operations are denominated in U.S. dollars. The strengthening euro relative to the dollar in 2011 accounts for most of the foreign currency gains in 2011 and the weakening euro relative to the dollar in 2012 accounts for most of the foreign currency losses in 2012.

Our effective income tax rate was 35.6%, 36.3% and 33.7% for the years ended December 31, 2012, 2011 and 2010, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions. Other than as discussed below, our foreign tax rate had been declining as a result of the 2008 formation of Interparfums (Suisse) SARL, which receives a favorable tax rate on a portion of Interparfums SA taxable income. The higher rate in 2011 and 2012 is the result of a tax rate increase enacted by the French Government. The tax rate in France increased from 34.4% to 36.1%. In addition, the high effective tax rate for 2011 is the result of an agreement with the French Tax Authority on the consequences of the tax audit, which covered income tax and non-income tax items. As a result, the Company increased its income tax expense by $1.7 million in 2011 and reduced its reserve for contingency related to non-income tax items recorded in 2010 by $1.3 million. Also in 2011, approximately $1.1 million of valuation allowances on certain foreign net operating loss carry-forwards were realized as we were able to utilize certain of those foreign net operating loss carry-forwards. Other than as discussed above, we did not experience any significant changes in tax rates, and none were expected in jurisdictions where we operate.

NET INCOME AND EARNINGS PER SHARE (AS REPORTED)

(In thousands, except per share data)

		Year Ended December 31	
	2012	2011	2010
Net income	$176,890	$42,949	$35,675
Less: Net income attributable to the noncontrolling interest	45,754	10,646	9,082
Net income attributable to Inter Parfums, Inc.	$131,136	$32,303	$26,593
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$4.29	$1.06	$0.88
Diluted	$4.26	$1.05	$0.87
Weighted average number of shares outstanding:			
Basic	30,574,772	30,514,529	30,360,602
Diluted	30,715,684	30,677,825	30,481,991

SEE INFORMATION REGARDING REGULATION G ON PAGE 55. ON AN AFTER TAX BASIS (TAX RATE OF INTERPARFUMS SA IS 36.1%) AND AFTER ALLOCATION TO THE NONCONTROLLING INTEREST (26.77%), THE 2012 GAIN ON TERMINATION OF LICENSE ATTRIBUTABLE TO INTER PARFUMS, INC. COMMON SHAREHOLDERS' AGGREGATED $93.0 MILLION. THEREFORE, HAD THIS TRANSACTION NOT OCCURRED, NET INCOME AND EARNINGS PER SHARE WOULD HAVE BEEN AS FOLLOWS:

(In thousands, except per share data)

		Year Ended December 31	
	2012	2011	2010
Net income	$49,833	$42,949	$35,675
Less: Net income attributable to the noncontrolling interest	11,741	10,646	9,082
Net income attributable to Inter Parfums, Inc.	$38,092	$32,303	$26,593
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$1.25	$1.06	$0.88
Diluted	$1.24	$1.05	$0.87

Excluding the gain on termination of license, net income increased 16% to $49.8 million in 2012, as compared to $42.9 million in 2011. Net income increased 20% to $42.9 million in 2011, as compared to $35.7 million in 2010. Net income attributable to the noncontrolling interest aggregated 23.6%, 24.8% and 25.5% of net income in 2012, 2011 and 2010, respectively. The decline is the result of increased profitability of the U.S. operations. Net income attributable to Inter Parfums, Inc. increased 18% to $38.1 million in 2012, as compared to $32.3 million in 2011 and net income attributable to Inter Parfums, Inc. increased 21% to $32.3 million in 2011, as compared to $26.6 million in 2010. Net margins attributable to Inter Parfums, Inc. aggregated 5.8%, 5.3% and 5.8% for the years ended December 31, 2012, 2011 and 2010, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Having received the proceeds from the termination of the Burberry license, our financial position is the strongest in our history. At December 31, 2012, working capital aggregated $367 million and we had a working capital ratio of over 2.4 to 1. Cash and cash equivalents aggregated $307 million and we had no long-term debt. In connection with the termination of the Burberry license and the transition agreement with Burberry, it was agreed that accounts receivables and accounts payables would be collected and paid in the ordinary course of business and it anticipates that inventories at March 31, 2013 should be less than $20.0 million in the aggregate. Burberry agreed to purchase, at cost, Burberry Beauty finished goods subject to a $4.0 million maximum, and Burberry fragrance and Burberry Beauty raw materials and components subject to a $6.5 million maximum. The Company has until June 30, 2013 to sell-off any remaining inventory not purchased by Burberry. Taxes on the gain at approximately 36% will be paid by the Company in April 2013.

With only limited reorganization measures needed, the Company's business model is expected to continue to demonstrate its effectiveness. This new situation will allow us to strengthen investments supporting all portfolio brands and to accelerate their development. In addition, the Company will benefit from its substantial resources to potentially acquire one or more brands, either on a proprietary basis or as a licensee. Opportunities for external growth will be examined without urgency, with the priority of maintaining the quality and homogeneous nature of our portfolio. However, we cannot assure you that any new license or acquisition agreements will be consummated.

Cash provided by (used in) operating activities aggregated $60.6 million, ($23.7 million) and $37.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decline in accounts receivable in 2012 reflects consistent collection activity as days' sales outstanding continues to hover around the 90 day mark. The decline in inventories in 2012, as shown on the statement of cash flows, reflects the inventory levels needed to support our sales growth and new licensing activities in both European operations and U.S. operations. As previously mentioned, as we look towards 2013, accounts receivables and accounts payables relating to Burberry activities will be collected and paid in the ordinary course of business and it anticipated that Burberry inventories at March 31, 2013 should be less than $20.0 million in the aggregate. In addition, taxes on the gain at approximately 36% will be paid by the Company in April 2013.

In 2011, working capital items used $83.6 million in cash from operating activities as compared to $6.1 million in 2010. Although the $88.9 million increase in accounts receivable in 2011 represents a 91% increase from December 31, 2010, it is reflective of the 68% increase in sales achieved in the fourth quarter of 2011, as compared to the corresponding period of the prior year. In 2010, the increase in accounts receivable was only $5.9 million as shown on the statement of cash flows. The accounts receivable balances in both 2011 and 2010 reflect favorable collection activity as days' sales outstanding was 83 days in 2010 and 84 days in 2011.

The $60.5 million increase in inventories for the year ended December 31, 2011, as shown on the statement of cash flows, represents a 55% increase from December 31, 2010 and the $29.1 million increase in inventories for 2010 represents a 34% increase from December 31, 2009. This inventory build was needed to support our sales growth and new licensing activities in both European operations and U.S. operations.

Cash flows used in investing activities reflects proceeds from the termination of the Burberry license received in December 2012 and is reported net of transaction fees and other agreed settlements. Purchases of equipment and leasehold improvements aggregated $9.5 million, $9.9 million and $6.1 million in 2012, 2011 and 2010, respectively. The increase in both 2012 and 2011 primarily reflects the purchase of stands and counters for the Burberry cosmetic lines. As the Burberry license has been terminated, we will no longer incur this type of capital expenditure. Our business is not capital intensive as we do not own any manufacturing facilities. We typically spend between $3 million and $4 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office fix-

tures, computer equipment and industrial equipment needed at our distribution centers.

Payments for intangible assets aggregated $19.7 million, $4.6 million and $22.2 million in 2012, 2011 and 2010, respectively. When acquiring new licenses for brands that have current distribution, we may pay an entry fee in connection with securing the license rights. In October 2012, we entered into a 20-year worldwide license agreement with Karl Lagerfeld B.V. to create, produce and distribute perfumes under the Karl Lagerfeld brand. In connection with our entry into this license, the Company paid a license entry fee to the licensor of €9.6 million (approximately $12.5 million). In addition, the Company made an advance royalty payment to the licensor of €9.6 million (approximately $12.5 million). In October 2012, the Company entered into a one year, €20 million credit facility to finance payments required pursuant to this license.

The Company had net sales of short-term investments of $51.3 million in 2011 and net purchases of $49.0 million in 2010. Short-term investments are certificates of deposit with maturities greater than three months.

Our short-term financing requirements are expected to be met by available cash on hand at December 31, 2011, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2012 consist of a $15.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $50.0 million in credit lines provided by a consortium of international financial institutions. As of December 31, 2012 and 2011, short-term borrowings aggregated $27.8 million and $11.8 million, respectively. As of December 31, 2011, the long-term portion of long-term debt has been repaid and current maturities of long-term debt aggregated $4.5 million.

Proceeds from sale of stock of subsidiary reflect the proceeds from shares issued by our French subsidiary Interparfums SA pursuant to options exercised and payment for acquisition of minority interests represents repurchases of shares of Interparfums SA in an effort to offset the dilution from options exercised.

In January 2010, the Board of Directors authorized a 97% increase in the annual dividend to $0.26 per share and in January 2011, the Board of Directors authorized a 31% increase in the annual dividend to $0.32 per share. In January 2013, our Board of Directors authorized a 50% increase in the annual dividend to $0.48 per share for 2013. The first quarterly dividend of $0.12 per share will be paid on April 15, 2013 to shareholders of record on March 29, 2013. Dividends paid, including dividends paid once per year to noncontrolling stockholders of Interparfums SA, aggregated $13.1 million, $12.5 million and $9.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. The cash dividends paid in 2012 and the dividends to be paid in 2013 are not expected to have any significant impact on our financial position.

We believe that funds provided by or used in operations can be supplemented by our present cash position and available credit facilities, so that they will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2012.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations over the periods indicated, as well as our total contractual obligations ($ in thousands).

Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-term debt	–	–	–	–	–
Captial lease obligations	–	–	–	–	–
Operating leases	$30,080	$4,527	$7,872	$7,383	$10,298
Purchase obligations (1)	974,670	88,704	189,695	189,101	507,170
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	–	–	–	–	–
Total	$1,004,750	$93,231	$197,567	$196,484	$517,468

(1) Consists of purchase commitments for advertising and promotional items, minimum royalty guarantees, including fixed or minimum obligations, and estimates of such obligations subject to variable price provisions. Future advertising commitments were estimated based on planned future sales for the license terms that were in effect at December 31, 2012, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

FOREIGN EXCHANGE RISK MANAGEMENT

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a currency other than our functional currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Interparfums SA, our French subsidiary, whose functional currency is the euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

At December 31, 2012, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $48.0 million and GB £5.2 million which all have maturities of less than one year. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

INTEREST RATE RISK MANAGEMENT

We mitigate interest rate risk by monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We entered into an interest rate swap in September 2007 on €22 million of debt, effectively exchanging the variable interest rate of 0.6% above the three month EURIBOR to a fixed rate of 4.42%. As of December 31, 2012, this loan had been paid in full. The derivative instrument had been recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent auditor, WeiserMazars LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. This report appears below.



Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors



Russell Greenberg
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Inter Parfums, Inc. as of December 31, 2012 and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for the year ended December 31, 2012 and our report dated March 12, 2013 expressed an unqualified opinion thereon.

WeiserMazars LLP

WeiserMazars LLP

New York, New York
March 12, 2013

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31 2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$307,335	$35,856
Accounts receivable, net	149,340	175,223
Inventories	142,614	164,077
Receivables, other	2,534	3,258
Other current assets	5,897	4,258
Income taxes receivable	1,968	1,404
Deferred tax assets	13,132	7,270
Total current assets	622,820	391,346
Equipment and leasehold improvements, net	12,289	14,525
Trademarks, licenses and other intangible assets, net	113,041	105,750
Goodwill	954	2,763
Other assets	10,816	1,650
Total assets	$759,920	$516,034
LIABILITIES AND EQUITY		
Current liabilities:		
Loans payable – banks	$27,776	$11,826
Current portion of long-term debt	–	4,480
Accounts payable - trade	73,113	112,726
Accrued expenses	68,768	52,042
Income taxes payable	84,030	2,099
Dividends payable	2,453	2,443
Total current liabilities	256,140	185,616
Deferred tax liability	3,799	6,068
Commitments and contingencies		
Inter Parfums, Inc. shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued		
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding, 30,680,634 and 30,541,506 shares, at December 31, 2012 and 2011, respectively	31	31
Additional paid-in capital	54,679	50,883
Retained earnings	349,672	228,164
Accumulated other comprehensive income	12,498	7,747
Treasury stock, at cost, 9,976,524 and 10,009,492 common shares at December 31, 2012 and 2011	(35,404)	(34,151)
Total Inter Parfums, Inc. shareholders' equity	381,476	252,674
Noncontrolling interest	118,505	71,676
Total equity	499,981	324,350
Total liabilities and equity	$759,920	$516,034

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	Year Ended December 31		
	2012	2011	2010
Net sales	$654,117	$615,220	$460,411
Cost of sales	246,931	231,746	187,501
Gross margin	407,186	383,474	272,910
Selling, general, and administrative expenses	325,799	315,698	216,474
Gain of termination of license	(198,838)	—	—
Impairment of goodwill	1,811	837	—
Total operating expenses	128,772	316,535	216,474
Income from operations	278,414	66,939	56,436
Other expenses (income):			
Interest expense	1,654	2,197	2,116
(Gain) loss on foreign currency	3,128	(1,546)	2,132
Interest and dividend income	(1,133)	(1,105)	(1,652)
	3,649	(454)	2,596
Income before income taxes	274,765	67,393	53,840
Income taxes	97,875	24,444	18,165
Net income	176,890	42,949	35,675
Less: Net income attributable to the noncontrolling interest	45,754	10,646	9,082
Net income attributable to Inter Parfums, Inc.	$131,136	$32,303	$26,593
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$4.29	$1.06	$0.88
Diluted	$4.26	$1.05	$0.87
Weighted average number of shares outstanding:			
Basic	30,574,772	30,514,529	30,360,602
Diluted	30,715,684	30,677,825	30,481,991
Dividends declared per share	$0.32	$0.32	$0.26

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data

			YearEndedDecember31
	2012	2011	2010
Net income	$176,890	$42,949	$35,675
Other comprehensicve income:			
Net derivative instrument gain, net of tax	22	18	157
Translation adjustments, net of tax	6,419	(9,680)	(17,784)
	6,441	(9,662)	(17,627)
Comprehensive income	183,331	33,287	18,048
Comprehensive income attributable to noncontrolling interests:			
Net income	45,754	10,646	9,082
Net derivative instrument gain, net of tax	6	7	74
Translation adjustments, net of tax	1,684	(2,659)	(4,436)
	47,444	7,994	4,720
Comprehensive income attributable to Inter Parfums, Inc.	$135,887	$25,293	$13,328

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share data)

	Inter Parfums, Inc. shareholders		
	Common Stock Outstanding		Additional Paid - In
	Shares	Amount	Capital
Balance – January 1, 2010	30,171,952	$30	$45,126
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $520	376,455	–	4,012
Stock compensation	–	–	597
Purchase of subsidiary shares from noncontrolling interest	–	–	(2,087)
Sale of subsidiary shares to noncontrolling interest	–	–	1,239
Shares received as proceeds of option exercises	(102,526)	–	–
Balance – December 31, 2010	30,445,881	30	48,887
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options and warrants including income tax benefit of $110	95,625	1	1,092
Stock compensation	–	–	695
Purchase of subsidiary shares from noncontrolling interest	–	–	(417)
Sale of subsidiary shares to noncontrolling interest	–	–	626
Balance – December 31, 2011	30,541,506	31	50,883
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $100	226,160	–	2,568
Stock compensation	–	–	491
Sale of subsidiary shares to noncontrolling interest	–	–	737
Shares received as proceeds of option exercises	(87,032)	–	–
Balance – December 31, 2012	30,680,634	$31	$54,679

(See accompanying notes to consolidated financial statements.)

Years ended December 31

Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Noncontrolling Interest	Total
$186,611	$28,022	10,056,966	$(33,043)	$60,667	$287,413
26,593	–	–	–	9,082	35,675
–	(13,348)	–	–	(4,436)	(17,784)
–	83	–	–	74	157
(7,901)	–	–	–	(2,048)	(9,949)
–	–	(150,000)	493	–	4,505
150	–	–	–	52	799
–	–	–	–	(2,508)	(4,595)
–	–	–	–	4,087	5,326
–	–	102,526	(1,601)	–	(1,601)
205,453	14,757	10,009,492	(34,151)	64,970	299,946
32,303	–	–	–	10,646	42,929
–	(7,021)	–	–	(2,659)	(9,680)
–	11	–	–	7	18
(9,768)	–	–	–	(3,149)	(12,917)
–	–	–	–	–	1,093
176	–	–	–	64	935
–	–	–	–	(333)	(750)
–	–	–	–	2,130	2,756
228,164	7,747	10,009,492	(34,151)	71,676	324,350
131,136	–	–	–	45,754	176,890
–	4,735	–	–	1,684	6,419
–	16	–	–	6	22
(9,789)	–	–	–	(3,333)	(13,122)
–	–	(120,000)	409	–	2,977
161	–	–	–	59	711
–	–	–	–	2,659	3,396
–	–	87,032	(1,662)	–	(1,662)
$349,672	$12,498	9,976,524	$(35,404)	$118,505	$499,981

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$176,890	$42,949	$35,675
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	15,554	13,073	9,188
Impairment of goodwill	1,811	837	—
Provision for doubtful accounts	914	2,838	3,127
Noncash stock compensation	832	1,060	895
Gain on termination of license	(198,838)	—	—
Excess tax benefits from stock-based compensation arrangements	(100)	(110)	—
Deferred tax (benefit)	(7,903)	(1,009)	(4,558)
Change in fair value of derivatives	(68)	(272)	(362)
Changes in:			
Accounts receivable	27,302	(88,915)	(5,915)
Inventories	13,568	(60,494)	(29,110)
Other assets	(9,611)	993	2,127
Accounts payable and accrued expenses	(40,773)	72,664	20,804
Income taxes, net	81,062	(7,335)	5,974
Net cash provided by (used in) operating activities	60,641	(23,721)	37,845
Cash flows from investing activities:			
Purchases of short-term investments	—	(10,823)	(112,495)
Proceeds from sale of short-term investments	—	62,111	63,510
Proceeds from termination of license, net of transaction fees and other settlements	235,650	—	—
Purchase of equipment and leasehold improvements	(9,474)	(9,946)	(6,085)
Payment for intangible assets acquired	(19,717)	(4,605)	(22,209)
Net cash provided by (used in) investing activities	206,459	36,737	(77,279)
Cash flows from financing activities:			
Proceeds from loans payable – banks	15,300	7,230	254
Repayment of long-term debt	(4,379)	(11,673)	(10,865)
Purchase of treasury stock	(90)	—	(106)
Proceeds from exercise of options and warrants including tax benefits	1,305	983	3,009
Excess tax benefits from stock-based compensation arrangements	100	110	—
Proceeds from sale of stock of subsidiary	3,396	2,756	5,326
Payment for acquisition of noncontrolling interests	—	(750)	(4,595)
Dividends paid	(9,780)	(9,304)	(6,918)
Dividends paid to noncontrolling interests	(3,333)	(3,149)	(2,048)
Net cash provided by (used in) financing activities	2,519	(13,797)	(15,943)
Effect of exchange rate changes on cash	1,860	(911)	(7,542)
Net Increase (decrease) in cash and cash equivalents	271,479	(1,692)	(62,919)
Cash and cash equivalents – beginning of year	35,856	37,548	100,467
Cash and cash equivalents – end of year	$307,335	$35,856	$37,548
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$1,799	$1,972	$2,297
Income taxes	20,584	32,716	14,944

(See accompanying notes to consolidated financial statements.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and it's Significant Accounting Policies

BUSINESS OF THE COMPANY

Inter Parfums, Inc. and its subsidiaries (the "Company") are in the fragrance business, and manufacture and distribute a wide array of fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from our Burberry license represented 46%, 50% and 53% of net sales in 2012, 2011 and 2010, respectively (see Note (2) "Termination of Burberry License"). For the years ended December 31, 2012, 2011 and 2010, no other licensed brand represented 10% or more of consolidated net sales.

BASIS OF PREPARATION

The consolidated financial statements include the accounts of the Company, including 73% owned Interparfums SA ("IPSA"), a subsidiary whose stock is publicly traded in France. In 2010, IPSA formed two wholly-owned subsidiaries, Interparfums Singapore Pte. Ltd., and Interparfums Luxury Brands, Inc., an Asian sales and marketing office and a U.S. distribution company, respectively. All material intercompany balances and transactions have been eliminated.

MANAGEMENT ESTIMATES

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the consolidated financial statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the consolidated financial statements.

FOREIGN CURRENCY TRANSLATION

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

CASH AND CASH EQUIVALENTS
AND SHORT-TERM INVESTMENTS

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. From time to time, the Company has short-term investments which consist of certificates of deposit with maturities greater than three months. The Company monitors concentrations of credit risk associated with financial institutions with which the Company conducts significant business. The Company believes our credit risk is minimal, as the Company primarily conducts business with large, well-established financial institutions. Substantially all cash and cash equivalents are held at financial institutions outside the United States.

ACCOUNTS RECEIVABLE

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for sales returns and doubtful accounts or balances which are estimated to be uncollectible which aggregated $10.6 million and $9.5 million as of December 31, 2012 and 2011, respectively. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns.

INVENTORIES

Inventories, including promotional merchandise, only include inventory considered saleable or usable in future periods, and is stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Cost components include raw materials, components, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers. Overhead included in inventory aggregated, $4.0 million, $4.4 million and $3.0 million as of December 31, 2012, 2011 and 2010, respectively. Included in inventories is an inventory reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based upon sales forecasts and the physical condition of the inventories. In addition, and as necessary, specific reserves for future known or anticipated events may be established. Inventory reserves

aggregated $19.9 million and $7.5 million as of December 31, 2012 and 2011, respectively. The inventory reserves as of December 31, 2012, include a reserve of approximately $10.0 million on the Burberry inventories as reported in Note 2 of these Notes to consolidated Financial Statements.

DERIVATIVES

All derivative instruments are recorded as either assets or liabilities and measured at fair value. The Company uses derivative instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in equity (as a component of accumulated other comprehensive income) and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. The Company also holds certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, the changes in their fair value are recorded in earnings immediately.

EQUIPMENT AND LEASEHOLD IMPROVMENTS

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight line method over the estimated useful lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

The Company evaluates goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not (i) reduce the fair value of the reporting unit below its fair value or (ii) indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing goodwill for impairment, the Company performs a qualitative assessment before calculating the fair value of a reporting unit in the first step of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test is performed. Otherwise, further testing is not needed. The first step of the two-step impairment test involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill (based on industry purchase and sale transaction data) with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess.

Testing goodwill for impairment requires us to estimate the fair value of the reporting unit using significant estimates and assumptions. The assumptions the Company makes will impact the outcome and ultimate results of the testing. In making our assumptions and estimates, the Company uses industry accepted valuation models and set criteria that are reviewed and approved by management and, in certain instances, the Company engages third party valuation specialists to advise us.

For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. To determine fair value of indefinite-lived intangible assets, the Company uses an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, impairment is recorded.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset

are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value.

CONCENTRATION OF CREDIT RISK

The Company is a worldwide manufacturer, marketer and distributor of fragrance and fragrance related products, and sells its products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

No one customer represented 10% or more of net sales in 2012, 2011 or 2010.

REVENUE RECOGNITION

The Company sells its products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. The Company recognizes revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances. The Company does not bill its customers' freight and handling charges. All shipping and handling costs, which aggregated $8.4 million, $8.8 million and $5.3 million in 2012, 2011 and 2010, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

SALES RETURNS

Generally, the Company does not permit customers to return their unsold products. However, commencing in January 2011 we took over U.S. distribution of our European based prestige products, and for U.S. based customers we allow customer returns if properly requested, authorized and approved. The Company regularly reviews and revises, as deemed necessary, its estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. The Company records estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PAYMENTS TO CUSTOMERS

The Company records revenues generated from purchase with purchase and gift with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

ADVERTISING AND PROMOTION

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $132.7 million, $127.8 million and $69.2 million for 2012, 2011 and 2010, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $46.5 million, $48.4 million and $30.2 million in 2012, 2011 and 2010, respectively. Accrued expenses include approximately $24.4 million and $16.4 million in advertising liabilities as of December 31, 2012 and 2011, respectively.

PACKAGE DEVELOPMENT COSTS

Package development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

OPERATING LEASES

The Company recognizes rent expense from operating leases with various step rent provisions, rent concessions and escalation clauses on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. In the event the Company receives capital improvement funding from its landlord, these amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

LICENSE AGREEMENTS

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell fragrance and fragrance related products using the licensors' trademarks. The licenses typically have an initial term of approximately 5 years to 15 years, and are potentially renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 2 years to 15 years. Under each license, the Company is required to pay royalties in the range of 5% to 10% to the licensor, at least annually, based on net sales to third parties.

In certain cases, the Company may pay an entry fee to acquire, or enter into, a license where the licensor or another licensee was operating a pre-existing fragrance business. In those cases, the entry fee is capitalized as an intangible asset and amortized over its useful life.

Most license agreements require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

In addition, the Company is exposed to certain concentration risk. Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses (see Note (2) "Termination of Burberry License").

INCOME TAXES

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

TREASURY STOCK

The Board of Directors may authorize share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under Share Repurchase Authorizations may be made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of equity. Share Repurchase Authorizations may be suspended, limited or terminated at any time without notice.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, new accounting guidance on fair value measurements was issued, which requires updates to fair value measurement disclosures to conform to US GAAP and International Financial Reporting Standards. This guidance includes additional disclosure requirements about Level 3 fair value measurements and is effective for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance did not affect the Company's financial position, results of operations and cash flows.

In September 2011, new accounting guidance on testing goodwill for impairment was issued, which allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit

is less than its carrying amount, as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. This guidance is effective for interim and annual goodwill impairment tests for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance did not affect the Company's financial position, results of operations and cash flows.

There are no other new accounting pronouncements issued but not yet adopted that would have a material effect on the Company's consolidated financial statements.

RECLASSIFICATIONS

Certain prior year amounts in the accompanying consolidated statements of income have been reclassified to conform to current period presentation. More specifically, $3.3 million and $1.1 million of selling, general and administrative expenses for the years ended December 31, 2011 and 2010, respectively, have been reclassified to cost of sales.

(2) Termination of Burberry License

In December 2011, the Company and Burberry began discussions regarding the potential establishment of a new operating structure for the Burberry fragrance and beauty business. On July 16, 2012, while discussions were still underway, Burberry exercised its option to buy-out the license rights effective December 31, 2012. On July 26, 2012, discussions with Burberry on the creation of a new operating model were discontinued as we were unable to agree on final terms. On October 11, 2012 the Company and Burberry entered into a transition agreement that provides for certain license rights and obligations through March 31, 2013. The Company will continue to operate certain aspects of the business for the brand including product development, testing, and distribution. The transition agreement provides for non-exclusivity for manufacturing, a cap on sales of Burberry products, a reduced advertising requirement and no minimum royalty amounts.

Accounts receivables and accounts payables will be collected and paid in the ordinary course of business. The transition agreement provides that inventories at March 31, 2013 should be less than $20.0 million in the aggregate. Burberry also agreed to purchase, at cost, Burberry Beauty finished goods subject to a $4.0 million maximum, and all or part of Burberry fragrance and Burberry Beauty raw materials and components subject to a $6.5 million maximum. The Company has until June 30, 2013 to sell-off any remaining inventory not purchased by Burberry as of March 31, 2013. Taxes on the gain at approximately 36% will be paid by the Company in April 2013.

The Company has determined that the transaction was substantially completed as of December 31, 2012, as the transition agreement was signed in the fourth quarter of 2012, the exit payment of €181 million (approximately $239 million) was received on December 21, 2012, and the 2013 relationship, per the terms of the transition agreement as indicated above, is significantly different from the original license agreement. Accordingly, the gain was recognized as of December 31, 2012.

The following table sets forth a summary of the gain on termination of license which is included in income from operations on the accompanying statement of income for the year ended December 31, 2012:

Exit payment	
(received December 21, 2012)	$239,075
Expenses of termination:	
Inventory reserves	10,037
Wages including $13.8 million in Interparfums SA profit sharing requirements	14,391
Write-off of intangible assets	7,675
Writedown of fixed assets	3,483
Write-off of unused modeling rights	1,226
Legal, professional and other agreed settlements	3,425
	40,237
Gain on termination of license	$198,838

The $14.4 million of wages is included in accrued expenses on the accompanying consolidated balance sheet as of December 31, 2012 and the $3.4 million of legal, professional and other agreed settlements have been paid as of December 31, 2012.

3) Recent Agreements

DUNHILL

In December 2012, we entered into a 10-year exclusive worldwide license to create, produce and distribute perfumes and fragrance-related products under the Alfred Dunhill Limited ("Dunhill") brand. Our rights under the agreement will com-

mence on April 3, 2013 when we will take over production and distribution of the existing Dunhill fragrance collections. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company agreed to pay an upfront entry fee of $0.9 million for this license which will be paid before the commencement date.

KARL LAGERFELD

In October 2012, we entered into a 20-year exclusive worldwide license agreement to create, produce and distribute perfumes under the Karl Lagerfeld brand. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. In connection with our entry into this license, the Company paid a license entry fee to the licensor of €9.6 million, (approximately $12.5 million). In addition, the Company has made an advance royalty payment to the licensor of €9.6 million, (approximately $12.5 million). This advance royalty payment is to be credited against future royalty payments as follows: every year in which the royalties due are higher than €0.5 million, the amount of royalties exceeding €0.5 million will be credited up to €0.5 million in each such year. The advance royalty has been discounted to its net present value which is included in other assets on the accompanying balance sheet and the resulting discount of approximately $4.4 million has been added to intangible assets and will be amortized together with the license entry fee, over the initial term of the license.

REPETTO

In December 2011, we entered into a 13-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Repetto brand. Our rights under the agreement commenced on January 1, 2012. The agreement is subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

THE GAP, INC.

In July 2011, we renewed our exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrances for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In July 2011, we also renewed our license agreement with The Gap, Inc. for international distribution of fragrances through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers.

These renewal agreements, which took effect on January 1, 2012 and run through December 31, 2014, contain terms and conditions similar to those of the original agreements.

PIERRE BALMAIN

In July 2011, we entered into a 12-year exclusive worldwide license agreement to create, produce and distribute perfumes and ancillary products under the Balmain brand. Our rights under the agreement commenced on January 1, 2012 when we took over the production and distribution of existing Balmain fragrances. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company paid an up front entry fee of €2.1 million (approximately $2.7 million) for this license.

ANNA SUI

In June 2011, we entered into a 10-year exclusive worldwide fragrance license agreement, with two five-year renewal options, to create, produce and distribute perfumes and fragrance-related products under the Anna Sui brand. Our rights under the agreement commenced on January 1, 2012 when we took over production and distribution of the existing Anna Sui fragrance collections. The agreement is subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company paid an upfront entry fee of $2.0 million for this license which was recorded and paid in 2012.

S. T. DUPONT

In April 2011, we renewed our license agreement with S.T. Dupont for the creation, development and distribution of fragrance products through December 31, 2016. Our initial 11-year license agreement with S.T. Dupont was signed in June 1997, and had previously been extended in 2006 for an additional three years until June 2011.

LANE BRYANT

In March 2011, we entered into an exclusive agreement with a unit of Charming Shoppes, Inc. for its flagship brand, Lane Bryant. Under the agreement, Inter Parfums designs and manufactures personal care products for the Lane Bryant brand, while Lane Bryant is responsible for marketing, promoting and selling these products. The initial term of the contract, which may be extended by mutual consent, runs through December 31, 2015.

BOUCHERON

In December 2010, the Company entered into an exclusive worldwide license agreement with Boucheron Parfums SAS to create, produce and distribute perfumes and ancillary products under the Boucheron brand. Our rights under such license agreement, which took effect on January 1, 2011 and runs through December 31, 2025, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company paid an upfront entry fee of €15 million (approximately $20 million) for this license, and purchased the inventory of the former licensee for €1.7 million (approximately $2.3 million).

NINE WEST

In July 2010, the Company entered into an exclusive worldwide license agreement with Nine West Development Corporation for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement, which runs through December 31, 2016, contains a provision for further renewal if certain conditions are met. The agreement also provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell women's fragrances to better department stores and specialty retailers worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry.

BETSEY JOHNSON

In July 2010, the Company entered into an exclusive worldwide agreement with Betsey Johnson LLC under which the Company will design, manufacture and sell fragrance, color cosmetics, as well as other personal care products across a broad retail spectrum. The agreement, which runs through December 31, 2015 with a five-year optional term if certain conditions are met, encompasses both direct sales to global Betsey Johnson stores and e-commerce site, as well as a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores, as well as other retail outlets worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry.

MONTBLANC

In January 2010, the Company entered into an exclusive worldwide license agreement with Montblanc International GmbH to create, produce and distribute perfumes and ancillary products under the Montblanc brand. Our rights under this license agreement, which took effect on July 1, 2010 and runs through December 31, 2020, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company paid an upfront entry fee of €1 million (approximately $1.4 million) for this license and purchased inventory of the former licensee for €4 million (approximately $5.7 million).

(4) Inventories

	Year Ended December 31	
	2012	2011
Raw materials and component parts	$47,732	$64,411
Finished goods	94,882	99,666
	$142,614	$164,077

(5) Fair Value of Financial Instruments

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2012

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign currency forward exchange contracts not accounted for using hedge accounted	$784	–	$784	–

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2011

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:				
Foreign currency forward exchange contracts not accounted for using hedge accounted	$3,532	–	$3,532	–
Interest rate swaps	69	–	69	–
	$3,601	–	$3,601	–

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to companies for debts with the same remaining maturities and is approximately equal to its carrying value.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps are the discounted net present value of the swaps using third party quotes obtained from financial institutions.

(6) Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion

of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. The Company did not enter into any cash flow hedges during the three-year period ended December 31, 2012.

The following table presents gains and losses in derivatives not designated as hedges and the location of those gains and losses in the financial statements (in thousands):

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) recognized in Income on Derivative	*December 31* 2012	*December 31* 2011
Interest rate swaps	Interest Expense	$68	$272
Foreign exchange contracts	Gain (loss) on foreign currency	$153	$(108)

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. The valuation of interest rate swaps resulted in a liability at December 31, 2011 which is included in long-term debt on the accompanying balance sheet. The valuation of foreign currency forward exchange contracts not accounted for using hedge accounting in 2012 resulted in an asset and is included in other current assets on the accompanying balance sheet, and in 2011 such valuation resulted in a liability and is included in accrued expenses. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity.

At December 31, 2012, the Company had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $48.0 million and GB £5.2 million which all have maturities of less than one year.

(7) Equipment and Leasehold Improvements

	Year Ended December 31 2012	2011
Equipment	$ 41,447	$ 35,160
Leasehold Improvements	2,465	2,265
	43,912	37,425
Less accumulated depreciation and amortization	31,623	22,900
	$ 12,289	$ 14,525

Depreciation and amortization expense was $8.6 million, $6.0 million and $3.5 million for 2012, 2011 and 2010, respectively.

(8) Trademarks, Licenses and Other Intangible Assets

2012

	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$ 6,631	$ —	$ 6,631
Trademarks (finite lives)	53,115	382	52,733
Licenses (finite lives)	69,373	18,387	50,986
Other intagible assets (finite lives)	15,469	12,778	2,691
Subtotal	137,957	31,547	106,410
Total	$144,588	$31,547	$113,041

2011

	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$ 6,590	$ —	$ 6,590
Trademarks (finite lives)	50,127	151	49,976
Licenses (finite lives)	70,109	23,289	46,820
Other intagible assets (finite lives)	13,953	11,589	2,364
Subtotal	134,189	35,029	99,160
Total	$140,779	$35,029	$105,750

No impairment charges for trademarks with indefinite useful lives were required in 2012, 2011 and 2010. Amortization expense was $7.0 million, $7.9 million and

$5.7 million for 2012, 2011 and 2010, respectively. Amortization expense is expected to approximate $5.4 million in 2013 and 2014, $4.7 million in 2015 and $4.3 million in 2016 and 2017. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 18 years, 9 years and 2 years, respectively, and 12 years in the aggregate.

Trademarks (finite lives) primarily represents Lanvin brand names and trademarks and in connection with their purchase, Lanvin was granted the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million (approximately $92 million) or one times the average of the annual sales for the years ending December 31, 2023 and 2024 (residual value). Because the residual value of the intangible asset exceeds its carrying value, the asset is not amortized.

(9) Goodwill and Other Intangible Assets

The following tables present our assets and liabilities that are measured at fair value on a nonrecurring basis, and are categorized using the fair value hierarchy.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2012

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trademark — Nickel	$2,308	–	–	$2,308
Goodwill	$954	–	–	$954

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2011

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trademark — Nickel	$2,263	–	–	$2,263
Goodwill	$2,763	–	–	$2,763

The goodwill and trademarks referred to above, relate to the Company's Nickel skin care business which is primarily a component of our European operations. The Company has determined that it may be inclined to sell the Nickel business within the next few years. As a result, the Company has determined that as of December 31, 2012, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $1.8 million. A similar evaluation is performed every year and in 2011, the Company recorded an impairment loss of $0.8 million. Accumulated impairment losses relating to goodwill aggregated $6.1 million as of December 31, 2012.

To determine fair value of indefinite-lived intangible assets, the Company uses an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. The Company uses this method to determine if an impairment charge is required relating to the Nickel trademarks. Although impairment charges have been taken in the past, no impairment charge relating to the Nickel trademarks was required in 2012, 2011 or 2010. The Company assumed a market royalty rate of 6% and a discount rate of 7.6%.

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital of 7.6%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our

products which are more subjective in nature. The Company believes that the assumptions the Company has made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our indefinite-lived assets other than the Nickel trademarks referred to above. However, if future actual results do not meet our expectations, the Company may be required to record an impairment charge, the amount of which could be material to our results of operations.

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight line method over the term of the respective license or the intangible assets estimated useful life which range from three to seventeen years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Activity relating to the goodwill is as follows:

	Year Ended December 31	
	2012	2011
Balance - beginning of year	$2,763	$3,654
Effect of changes in foreign		
currency translation rates	2	(54)
Impairment loss	(1,811)	(837)
Balance - end of year	$954	$2,763

(10) Loans Payable – Banks

Loans payable – banks consist of the following:

The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling approximately $50 million. These credit lines bear interest at EURIBOR plus 0.6%, 0.7% or 0.8% (EURIBOR was 0.2% at December 31, 2012). Outstanding amounts totaled $27.8 million and $11.8 million at December 31, 2012 and 2011, respectively.

The Company and its domestic subsidiaries have available a $15 million unsecured revolving line of credit due on demand, which bears interest at the prime rate minus 0.5% (the prime rate was 3.25% as of December 31, 2012). The line of credit which has a maturity date of April 30, 2013 is expected to be renewed on an annual basis. There were no borrowings outstanding pursuant to this line of credit as of December 31, 2012 and 2011.

The weighted average interest rate on short-term borrowings was 0.8% and 1.7% as of December 31, 2012 and 2011, respectively.

(11) Commitments

LEASES

The Company leases its office and warehouse facilities under operating leases which are subject to various step rent provisions, rent concessions and escalation clauses expiring at various dates through 2023. Escalation clauses are not material and have been excluded from minimum future annual rental payments. Rental expense, which is calculated on a straight-line basis, amounted to $11.8 million, $12.7 million and $10.6 million in 2012, 2011 and 2010, respectively. Minimum future annual rental payments are as follows:

2013	$4,527
2014	$4,163
2015	$3,709
2016	$3,742
2017	$3,641
Thereafter	$10,298
	$30,080

LICENSE AGREEMENTS

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2032. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

2013	$88,704
2014	$91,577
2015	$98,118
2016	$95,294
2017	$93,807
Thereafter	$507,170
	$974,670

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2012, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative

expenses, aggregated $58.8 million, $51.3 million and $40.2 million, in 2012, 2011 and 2010, respectively, and represented 9.0%, 8.3% and 8.8% of net sales for the years ended December 31, 2012, 2011 and 2010.

(12) Equity

SHARE-BASED PAYMENTS:

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically have a six-year term and vest over a four to five-year period. The fair value of shares vested in 2012 and 2011 aggregated $0.9 million and $0.6 million, respectively. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table sets forth information with respect to nonvested options for 2012:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options – beginning of year	456,923	$4.40
Nonvested options granted	128,850	5.54
Nonvested options vested or forfeited	(239,698)	4.12
Nonvested options – end of year	346,075	$5.02

Share-based payment expenses decreased income before income taxes by $0.8 million, $1.1 million and $0.9 million in 2012, 2011 and 2010, respectively, decreased net income attributable to Inter Parfums, Inc. by $0.50 million, $0.60 million and $0.55 million in 2012, 2011 and 2010, respectively, and reduced diluted earnings per share by $0.01 in 2012 and $0.02 in 2011 and 2010.

The following table summarizes stock option activity and related information for the years ended December 31, 2012, 2011 and 2010 and does not include information relating to options of IPSA granted by IPSA, our majority-owned subsidiary

	Year Ended December 31	
2012	Options	Weighted Average Exercise Price
Shares under option- beginning of year	823,275	$13.20
Options granted	128,850	19.25
Options exercised	(226,160)	12.72
Options cancelled	(9,730)	15.37
Shares under option- end of year	716,235	$14.41

	Year Ended December 31	
2011	Options	Weighted Average Exercise Price
Shares under option- beginning of year	807,620	$12.78
Options granted	118,900	15.66
Options exercised	(95,625)	12.66
Options cancelled	(7,620)	14.37
Shares under option- end of year	823,275	$13.20

	Year Ended December 31	
2010	Options	Weighted Average Exercise Price
Shares under option- beginning of year	920,825	$11.32
Options granted	120,200	18.64
Options exercised	(226,455)	10.00
Options cancelled	(6,950)	11.27
Shares under option- end of year	807,620	$12.78

At December 31, 2012, options for 592,675 shares were available for future grant under the plans. The aggregate intrinsic value of options outstanding is $3.6 million as of December 31, 2012 and unrecognized compensation cost related to stock options outstanding on Inter Parfums, Inc. common stock aggregated $1.6 million, which will be recognized over the next five years. The amount of unrecognized compensation cost related to stock options outstanding of our majority-owned subsidiary, IPSA, was €0.4 million (approximately $0.5 million). Options under IPSA plans vest four years after grant.

The weighted average fair values of options granted by Inter Parfums, Inc. during 2012, 2011 and 2010 were $5.54, $4.59 and $5.59 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the

fair value. The assumptions used in the Black-Scholes pricing model for the years ended December 31, 2012, 2011 and 2010 are set forth in the following table:

	Year Ended December 31		
	2012	2011	2010
Weighted average expected stock-price volatility	38%	40%	39%
Weighted average expected option life	5.0 YRS	4.5 yrs	4.5 yrs
Weighted average risk-free interest rate	0.7%	0.9%	2.1%
Weighted average dividend yield	1.7%	1.7%	1.7%

Expected volatility is estimated based on historic volatility of the Company's common stock. In 2012 and 2011, the expected term of the option is estimated based on historic data. In 2010, the Company used the simplified method as historic data regarding employee exercise behavior was incomplete. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout as authorized by the Board of Directors would increase as the earnings of the Company and its stock price increase.

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes compensation incurred by IPSA, our majority-owned subsidiary whose stock is publicly traded in France. No options were granted by IPSA in 2012 and 2011. The weighted average fair values of the options granted by IPSA during 2010 was €6.55 per share on the date of grant using the Black-Scholes option pricing model.

Cash proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

	Year Ended December 31		
	2012	2011	2010
Cash prodceeds from stock options exercised	$1,305	$1,210	$771
Tax benefits	100	—	520
Intinsic value of stock options exercised	$1,359	720	1,195

The following table summarizes additional stock option information as of December 31, 2012:

Excercise Prices	Number Outstanding	Options Outstanding Weighted Average Remaining Contractual Life	Options Exercisable
$ 6.15 - $ 6.93	70,750	1.97 Years	54,790
11.30 - 11.41	118,425	1.09 Years	112,875
12.14 - 12.58	170,360	2.02 Years	133,880
13.45	4,000	2.08 Years	1,750
15.59 - 15.62	116,750	4.91 Years	24,550
17.07 - 17.94	8,000	3.65 Years	875
19.03 - 19.33	227,950	5.09 Years	41,440
Totals	716,235	3.33 Years	370,160

As of December 31, 2012, the weighted average exercise price of options exercisable was $12.23 and the weighted average remaining contractual life of options exercisable is 2.04 years. The aggregate intrinsic value of options exercisable at December 31, 2012 is $2.7 million.

The Chief Executive Officer and the President each exercised 60,000 and 75,000 outstanding stock options of the Company's common stock in 2012 and 2010, respectively. The aggregate exercise prices of $1.6 million in 2012 and $1.5 million in 2010 were paid by them tendering to the Company in 2012 and 2010, an aggregate of 82,322 and 95,744 shares, respectively, of the Company's common stock, previously owned by them, valued at fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered in 2012 and 2010 an additional 4,710 and 6,782 shares, respectively, for payment of certain withholding taxes resulting from his option exercises.

DIVIDENDS:

The quarterly dividend of $2.5 million ($0.08 per share) declared in December 2012 was paid in January 2013. Furthermore, in January 2013, the Board of Directors of the Company authorized a 50% increase in the annual dividend to $0.48 per share. The next quarterly dividend of $0.12 per share will be paid on April 15, 2013 to shareholders of record on March 29, 2013.

(13) Net Income Attributable to Inter Parfums, Inc. Common Shareholders

Net income attributable to Inter Parfums, Inc. per common share ("basic EPS") is computed by dividing net income attributable to Inter Parfums, Inc. by the weighted-average number of shares outstanding. Net income attributable to Inter Parfums, Inc. per share assuming dilution ("diluted EPS"), is computed using the weighted average number of shares outstanding, plus the incremental shares outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method. The reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

	Year Ended December 31		
	2012	2011	2010
Numerator:			
Net income attributable to Inter Parfums, Inc.	$131,136	$32,303	$26,593
Effect of dilutive securities of consolidated subsidiary	(168)	(82)	(86)
Numerator for diluted earnings per share	130,968	32,221	26,507
Denominator:			
Weighted average shares	30,574,772	30,514,529	30,360,602
Effect of dilutive securities: stock options and warrents	140,912	163,296	121,389
Denominator for diluted earnings per share	30,715,684	30,677,825	30,481,991
Earnings per share:			
Net income attributable to Inter Parfums, Inc. common shareholders:			
Basic	$4.29	$1.06	$0.88
Diluted	4.26	1.05	0.87

Not included in the above computations is the effect of anti dilutive potential common shares which consist of outstanding options to purchase 230,000, 118,000, and 154,000 shares of common stock for 2012, 2011, and 2010, respectively, and outstanding warrants to purchase 81,000 shares of common stock for 2010.

(14) Segments and Geographic Areas

The Company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are primarily conducted, in France. European operations primarily represent the sale of the prestige brand name fragrances and United States operations represent the sale of specialty retail and prestige brand name fragrances. Information on the Company's operations by segments is as follows:

SEGMENTS AND GEOGRAPHICAL AREAS

			Year Ended December 31
	2012	2011	2010
Net sales:			
United States	$83,106	$62,976	$55,535
Europe	571,877	552,415	404,876
Eliminations of intercompany sales	(866)	(171)	—
Total	$654,117	$615,220	$460,411
Net income attributable to Inter Parfums, Inc:			
United States	$5,078	$2,108	$769
Europe	$126,045	30,217	25,803
Eliminations	13	(22)	21
Total	$131,136	$32,303	$26,593
Depreciation and amortization expense:			
United States	$958	$507	$582
Europe	14,596	12,566	8,606
Total	$15,554	$13,073	$9,188
Interest and dividend income:			
United States	$7	$10	$2
Europe	1,126	1,095	1,650
Total	$1,133	$1,105	$1,652
Interest expense:			
United States	$38	$11	$71
Europe	1,616	2,186	2,045
Total	$1,654	$2,197	$2,116
Income tax expense (benefit):			
United States	$3,804	$1,405	$596
Europe	94,063	23,053	17,554
Eliminations	8	(14)	15
Total	$97,875	$24,444	$18,165
Total assets:			
United States	$64,278	$59,841	$40,896
Europe	704,464	465,747	398,547
Eliminations of investment in subsidiary	(8,822)	(9,554)	(1,338)
Total	$759,920	$516,034	$438,105
Additions to long-lived assets:			
United States	$3,131	$572	$305
Europe	26,060	13,979	27,990
Total	$29,191	$14,551	$28,295
Total long-lived assets:			
United States	$7,572	$5,400	$5,335
Europe	118,712	117,638	120,929
Total	$126,284	$123,038	$126,264
Deferred tax assets:			
United States	$762	$1,505	$1,580
Europe	12,361	5,748	5,650
Eliminations	9	17	–
Total	$13,132	$7,270	$7,230

SEGMENTS AND GEOGRAPHICAL AREAS *continued*

United States export sales were approximately $38.8 million, $24.9 million and $25.7 million in 2012, 2011 and 2010, respectively. Consolidated net sales to customers by region are as follows:

			Year Ended December 31
	2012	2011	2010
North America	$175,400	$150,000	$91,200
Europe	241,300	246,000	211,800
Central and South America	53,000	61,000	41,900
Middle East	62,100	57,000	45,500
Asia	115,300	95,000	66,500
Other	7,000	6,200	3,500
Total	$654,100	$615,200	$460,400

Consolidated net sales to customers in major countries is as follows:

	2012	2011	2010
United States	$167,000	$138,000	$86,000
United Kingdom	48,000	45,000	35,000
France	46,000	48,000	37,000

(15) Income Taxes

The Company or its subsidiaries file income tax returns in the U.S. federal, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2008. In 2010, the French Tax Authorities commenced an examination of the French subsidiary's income tax returns for 2006 through 2008. In October 2011, the Company agreed in principle with the French tax authority on the consequences of the audit, which covered income tax and non-income tax items. As a result, the Company increased income tax expense by $1.7 million and reduced its reserve for contingency related to non-income tax items recorded in 2010 by $1.3 million.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company did not recognize any increase in the liability for unrecognized tax benefits and has no uncertain tax position at December 31, 2012. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties as a component of the provision for income taxes. No interest or penalties were recognized during the periods presented and there is no accrual for interest and penalties at December 31, 2012.

The components of income before income taxes consist of the following:

			Year Ended December 31
	2012	2011	2010
U.S. operations	$8,904	$3,478	$1,364
Foreign operations	265,861	63,915	52,476
Total	$274,765	$67,393	$53,840

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

		Year Ended December 31	
	2012	2011	2010
Current:			
Federal	$2,511	$1,269	$515
State and local	558	286	112
Foreign	102,717	23,898	22,096
Total	105,786	25,453	22,723
Deferred:			
Federal	703	(170)	22
State and local	40	3	(53)
Foreign	(8,654)	(842)	(4,527)
Total	(7,911)	(1,009)	(4,558)
Total income tax expense:	$97,875	$24,444	$18,165

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31	
	2012	2011
Defered tax assets:		
Foreign net operating loss carry-forwards	591	629
Alternative minimum tax credit carry-forwards	–	514
Inventory and accounts receivable	703	392
Profit sharing	6,352	1,806
Stock option compensation	540	682
Effect of inventory profit elimination	5,560	3,424
Other	(23)	452
Total gross deferred tax assets	13,723	7,899
Valuation allowance	(591)	(629)
Net deferred tax assets	13,132	7,270
Deferred tax liabilities (long-term):		
Trademarks and licenses	(3,502)	(5,975)
Other	(297)	(93)
Total deferred tax liabilities	(3,799)	(6,068)
Net deferred tax assets	$9,333	$1,202

Valuation allowances had been provided on the potential benefit of state net operating loss carry-forwards as it was determined that future tax benefits from option compensation deductions might prevent the net operating loss carry-forwards from being fully utilized. In 2011, all remaining state net operating loss carry-forwards, aggregating $0.4 million were written off against the valuation allowance, as they were no longer available for utilization. In 2010, $0.2 million of such valuation allowances were realized which was equal to the benefits realized from the utilization of net operating loss carry-forwards. The amounts realized were credited to additional paid-in capital in 2010.

In addition, valuation allowances aggregating $1.7 million were provided through 2010 against certain foreign net operating loss carry-forwards, as it was determined that future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carry-forwards. In 2011, approximately $1.1 million of such valuation allowances was realized as the Company was able to utilize certain foreign net operating loss carry-forwards for which a valuation allowance had been established.

No further valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes on $320 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2012 since the Company intends to reinvest most of these earnings in its foreign operations indefinitely and the Company believes it has sufficient foreign tax credits available to offset any potential tax on amounts that have been and are planned to be repatriated.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year Ended December 31		
	2012	2011	2010
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of Federal benefit	0.1	0.3	0.1
Effect of foreign taxes greater then (less then) U.S. statutory rates	1.4	2.0	(0.5)
Other	0.1	–	0.1
Effective rates	35.6%	36.3%	33.7%

(16) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income consists of the following:

	Year Ended December 31		
	2012	2011	2010
Net derivative instruments, beginning of year	$224	$213	$130
Reclassification adjustment for gains included in net income	—	—	—
Gain on derivative instruments	16	11	83
Net derivative instruments, end of year	240	224	213
Cumulative translation adjustments, beginning of year	7,523	14,544	27,892
Translation adjustments	4,735	(7,021)	(13,348)
Cumulative translation adjustments, end of year	12,258	7,523	14,544
Accumulated other comprehensive income	$12,498	$7,747	$14,757

(17) Net Income Attributable to Inter Parfums, Inc. and Transfers from the Noncontrolling Interest

	Year Ended December 31		
	2012	2011	2010
Net income attributable to Inter Parfums, Inc.	$131,136	$32,303	$26,593
Increase (decrease) in Inter Parfums, Inc.'s additional paid-in capital for subsidiary share transactions	737	209	(848)
Change from net income attributable to Inter Parfums, Inc. and transfers from noncontrolling interest	$131,873	$32,512	$25,745

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012 in conformity U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2013 expressed an unqualified opinion thereon.

WeiserMazars LLP

WeiserMazars LLP

New York, New York
March 12, 2013

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Interparfum SA

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Director General Delegue
Interparfum SA

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President
and Chief Executive Officer, Cosmair
Former President and Chief Executive
Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Co-founder of Sirius Equity, a retail
and branded luxury goods
investment company and Former
Chief Executive Officer,
Jimmy Choo Ltd.

Patrick Choël
Business Consultant and Former
President and Chief Executive Officer
Parfums Christian Dior
and the LVMH Perfume and
Cosmetics Division

Serge Rosinoer
Vice-Chairman
of the Supervisory Board,
Clarins S.A.
Former Chief Executive Officer
Clarins Group

EXECUTIVE OFFICERS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Interparfum SA

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Henry B. Clarke
President,
Inter Parfums USA, LLC
Specialty Retail Division

Philippe Santi
Executive Vice President
Director General Delegue
Interparfum SA

Frédéric Garcia-Pelayo
Director of Export Sales
Interparfum SA

Axel Marot
Director of Production & Logistics
Interparfum SA

CORPORATE INFORMATION:

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
Fax: (212) 983-4197
www.interparfumsinc.com

Interparfums SA
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00
Fax: (1) 40-76-08-65

Auditors
WeiserMazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038

THE MARKET OF OUR COMMON STOCK

Our Company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

2012	High	Low
Fourth Quarter	$20.79	$17.17
Third Quarter	18.47	15.99
Second Quarter	17.33	15.20
First Quarter	17.85	15.11

2011	High	Low
Fourth Quarter	$19.89	$13.90
Third Quarter	24.80	13.75
Second Quarter	23.34	17.60
First Quarter	19.30	17.35

As of February 26, 2013, the number of record holders, which include brokers and broker's nominees, etc., of our common stock was 47. We believe there are approximately 3070 beneficial owners of our common stock.

DIVIDENDS

In January 2011, our Board of Directors authorized a 23% increase in the Company's quarterly cash dividend from 2010 to $0.08 per share, or $0.32 per share on an annual basis. In January 2013, our Board of Directors authorized 50% increase in the cash dividend from $0.32 per share on an annual basis to $0.48 per share on an annual basis. The first quarterly cash dividend for 2013 of $0.12 per share is payable on April 15, 2013 to shareholders of record on March 29, 2013.

FORM 10K

A copy of the company's 2012 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits) To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176 Attention: Corporate Secretary.

CORPORATE PERFORMANCE GRAPH

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index and the average performance of a group of the Company's peer corporations consisting of: Avon Products Inc., Blyth Inc., CCA Industries, Inc., Colgate-Palmolive Co., Elizabeth Arden, Inc., Estee Lauder Cosmetics, Inc., Inter Parfums, Inc., Kimberly Clark Corp., Revlon, Inc., Spectrum Brands, Inc., Stephan Company, Summer Infant, Inc., The Procter & Gamble Company and United Guardian, Inc. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Inter Parfums, Inc., The NASDEQ Composite Index and a Peer Group



*$100 INVESTED ON DECEMBER 31, 2007 IN STOCK OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

Below is the list of the data points for each year that corresponds to the lines on the above graph

	12/07	12/08	12/09	12/10	12/11	12/12
Inter Parfums, Inc.	100.00	64.88	104.46	164.34	138.20	176.03
NASDAQ Composite	100.00	59.03	82.25	97.32	98.63	110.78
Peer Group	100.00	83.99	91.91	99.46	108.54	117.43

interparfums, inc.

551 FIFTH AVENUE NY, NY 10176
TEL: 212 983 2640 FAX: 212 983 4197
WWW.INTERPARFUMSINC.COM